UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

　☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ask the Agent, Inc.

Legal Status of Issuer:

Form:

C Corporation

Jurisdiction of Incorporation/Organization:

Florida

Date of Organization:

May 5, 2022

Physical Address of Issuer: 2665 N. Atlantic Ave., #401, Daytona Beach, FL 32118

Website of Issuer: asktheagent.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Rialto Markets LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary received a set-up fee for their services, rather than a commission based upon the final received offering amount. This fee does not fluctuate based on the time or effort it takes to complete.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Common Stock

Target number of securities to be offered:

208,000 shares of Common Stock

Price (or method for determining price): $0.12 per Share

Target offering amount:

$24,960

Minimum Investment Amount:

$1,200.00 (10,000 Shares)

Oversubscriptions accepted: ☒ Yes   ☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis   ☐ First-come, first-served basis   ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$1,200,000

Maximum number of securities to be offered:

10,000,000 shares of Common Stock

Deadline to reach the offering amount: November 3, 2025

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 7

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$156	$285
Cash & Cash Equivalents	$156	$285
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$2,005	$285
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($129)	$285

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

TABLE OF CONTENTS

FORM C OFFERING MEMORANDUM   7

RISK FACTORS   23

OWNERSHIP AND CAPITAL STRUCTURE   32

USE OF PROCEEDS   37

EXHIBIT A: FINANCIALS

EXHIBIT B: SUBSCRIPTION PROCESS

EXHIBIT C: ARTICLES OF ORGANIZATION

EXHIBIT D: OPERATING AGREEMENT

EXHIBIT E: FORWARD BUSINESS PLAN

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation

Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ask The Agent, Inc.

By

James Beckmann
_____

James Beckmann

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation

Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

James Beckmann
_____

James Beckmann

Chief Executive Officer

August 27, 2024
_____

(Date)

November 4, 2024

ASK THE AGENT, INC.

FORM C

Up to 1,200,000 shares of Common Stock

$0.12 per Share



Ask The Agent, Inc. ("Ask The Agent", the "Company," "we," "us," or "our"), is offering a minimum amount of $24,960 (the "Target Offering Amount") and up to a maximum amount of $1,200,000 (the "Maximum Offering Amount") of Common Stock (the "Securities"), 10,000,000 shares of Common Stock at $0.12 per share, par value $0.0001 per share (the "Shares") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by November 3, 2025 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Shares are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Shares, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Shares sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Shares at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Shares at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has

not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **Ask The Agent, Inc.**

ELIGIBILITY

2.   **Ask The Agent, Inc.** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: investwithasktheagent.com.

1. The issuer must continue to comply with the ongoing reporting requirements until:

2. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

3. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

4. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

5. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

6. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
James Beckmann	Chief Executive Officer and Chairman, Ask The Agent, Inc.	CEO of Ask the Agent and other companies in Technology, Staffing and consulting.	May 5, 2022 - present
Gabrielle DeSantis	Chief Operating Officer, Ask The Agent, Inc.	Contractor for Ask the Agent to Oversee the creation and buildout of; proprietary IT platform, website, branding, messaging and general organizational initiatives.	May 5, 2022 - present
Jay Lucas	Chief Financial Officer, Ask The Agent, Inc.	Fractional CFO and Consultant in the Healthcare Billing Industry	May 5, 2022 - present
Camille Anderson	Chief Relationship Officer, Ask The Agent, Inc.	Contractor to Ask the Agent. Real Estate Agent for 10 years.	May 5, 2022 - present

BIOGRAPHIES



James Beckmann, President & Chief Executive Officer: Jim Beckmann is a talented and proven entrepreneur and start-up professional with a 30-year record of launching, guiding, engineering and fast-tracking successful enterprises in a broad variety of business categories, including education, sports & event marketing, healthcare, financial services and prop tech.

Jim started his first company at 19, and – in his 20's – became the youngest partner in a CRM firm that was later sold to a publicly held French conglomerate.

Now, with over $250 million in sales and growing, he helps others excel through innovation while overseeing a select portfolio of companies, serves as business consultant/adjunct board member to several start-ups, and speaks at colleges, universities, and economic forums on successful enterprise development, effective networking, and competitive strategies.

Mr. Beckmann has received numerous awards for his start up enterprises and was selected by the Department of Commerce to serve as a Judge for their Select USA Worldwide Investment Conference and selected to mentor Women led tech companies seeking to expand to the United States.

His continuing success is rooted in skills that drive results and in his experience at growing ideas into profitable businesses.

"I'm passionate about inspiring young people to be the next generation of entrepreneurs, and in helping them turning great ideas into great businesses. This is especially vital where businesses can make a positive impact in the communities where we live."



Gabrielle DeSantis, Chief Operating Officer Gabrielle DeSantis is a results-driven executive with a passion for operational excellence and driving business growth. As the Chief Operating Officer (COO) of Ask the Agent, Gabrielle plays a pivotal role in shaping the strategic direction and operational efficiency of the Company.

With a diverse background in operations management and business development, Gabrielle brings a wealth of experience to her role at Ask the Agent. Prior to joining the Company, Gabrielle held key leadership positions at prominent technology firms, where she demonstrated a keen ability to optimize processes, foster cross-functional collaboration, and drive scalable growth.



Jay Lucas, Chief Financial Officer: Mr. Lucas has over 30 years of experience managing the finances of company's generating in excess of 100 million in sales annually. His responsibility includes but is not limited to overseeing the company's financial planning, projections, budgeting, compliance, supplier negotiating and investor relations.



Camille Anderson, Chief Relationship Officer: As the Chief Relationship Officer of Ask the Agent, Camille brings over two decades of experience in both real estate and executive leadership roles, Camille brings a wealth of knowledge and expertise to her position and is responsible for among other things engaging and maintain new and existing client relationships and the education of the ATA real estate agent subscribers.

Camille is also a real estate agent in Los Angeles and former host of the long running real estate show, "Selling Mega Mansions." Her experience as a luxury estates agent lends itself to giving the agent's perspective when developing Ask the Agent.

ANTICIPATED BUSINESS PLAN

Ask the Agent, Inc. ("Ask the Agent", the "Company", the "Issuer", "we", "us" or "our") is a cutting-edge Interactive communications software platform that utilizes generative AI initially targeting the real estate industry by offering a comprehensive suite of services for all key stakeholders. The Company delivers powerful, interactive video and conversational AI solutions and more to Agents, Brokers, MLSs, Associations, Internet Portals, and beyond, all within a centralized content management system (CMS). The software platform enables 24/7 on-demand communication, lead generation, and targeted messaging, transforming and elevating how today's and the next generation of real estate professionals will meet the demands of an ever-changing marketplace.

Ask the Agent's unique and immersive user experience is further enhanced by a library of avatars—ranging from animated to lifelike digital twins—designed to save clients time and resources when producing video that quickly boosts productivity are among the featured tools curated and bundled for the direct selling industry.

With its innovative value proposition, Ask the Agent is poised to modernize real estate communication, driving better engagement between organizations and their subscribers, brokers to agents and agents to the public, including prospective buyers, sellers, and renters. In an increasingly competitive and fragmented industry, Ask the Agent stands at the forefront, delivering the tools needed to enhance efficiency and improve our clients' marketing and business strategies.

Market Opportunity. The U.S. residential real estate market, with approximately 1.5 million realtors, is central to facilitating property transactions for buyers and sellers. However, traditional methods of communication remain dated, time-consuming, inefficient, and lacking in transparency. Ask the Agent directly addresses these challenges by providing a centralized control center to author and distribute content, available on demand 24/7 while uniquely managing outbound/inbound messaging that modernizes and enhances the experience for all parties —buyers, sellers, renters and agents / lessors and related organizations.

The Company's solutions also extend to the multi-billion-dollar brokerage industry, which is tasked with overseeing and managing the real estate agent workforce. With around 100,000 broker-managed offices across the U.S., Ask the Agent positions itself as a crucial communications platform for brokers to recruit, train, and retain top talent while driving market share growth.

Additionally, Ask the Agent offers value to the approximately 500 Multiple Listing Service (MLS) organizations and 1,000 real estate associations seeking innovative tools to engage their members and compete with online real estate portals. These portals—focused on buying, selling, renting, and vacationing—also represent a significant growth opportunity, positioning Ask the Agent as a versatile platform across multiple segments of the real estate industry.

Unique Value Proposition. Ask the Agent differentiates itself through its cutting-edge Generative AI powered interactive video & voice platform coupled with advanced conversational AI-powered avatars, designed to deliver immediate, lifelike responses across a wide range of topics.

More than just answering questions, Ask the Agent serves as a forward-looking bridge into the future of conversational AI-powered search engines and communication interfaces. It seamlessly connects portals, brokerages, agents, and clients, blending the best of personalization with automation to deliver a superior user experience in every application.

By offering personalized interactive video supported with Personal Avatars, conversational AI solutions stitched with multimedia podcasting specifically tailored for real estate professionals, Ask the Agent empowers subscribers to create and distribute engaging content that addresses client needs on-demand. This helps subscribers highlight their unique value propositions and stand out in a hyper-competitive and fragmented real estate market. Above all the communications platform provides our subscribers with a new and unique way to capture self-qualified sales opportunity with reports that include but not limited to prospect preferences. A first in the direct selling industry.

A Partial List of Key Features.

- Customized Avatar with Conversational AI property search engine
- Customized Avatar with Conversational AI powered Listing Agent
- Customized Avatar with Conversational AI powered local information access
- Generative AI powered Stock or Personal Avatars for video authoring
- Generative AI powered Voice Sales & Service Assistants

- Video and Audio Broadcast and Podcasting
- Interactive video with on demand Q&As for property showings
- Interactive video with on demand Q&A's for agent interviews
- Analytics, Lead generation and unique reports on user preferences & dialog
- On demand 24/7 availability with virtually no capacity limitations
- Publish customizable & personalized user experiences via weblinks & QR codes
- One click share to virtually all social media, print and online channels
- Built in scripting, recorder & teleprompter for publishing made easy
- Scalable, API ready for small and large enterprise opportunities
- Control panel dashboard for centralized administration
- Broker Works (Broker Product) Features & Benefits
- MLS Works (MLS & Association Product) Features & Benefits
- Enterprise Deployments in related industries such as Commercial, Vacation, Travel & Hospitality markets
- First in Class training and customer support
- First to Market to a large and competitive client base that demands differentiation
- Ask the Agent APP Store

PRODUCTS

- ***Meet the Agent.*** A game-changing product designed to give real estate agents a competitive edge by leveraging personalized, interactive video presentations. In a crowded and competitive market, Meet the Agent offers agents a unique platform to connect directly with prospective buyers and sellers, allowing them to stand out and create meaningful first impressions. Through interactive video profiles, agents can showcase their personality, expertise, and value proposition, offering a more authentic and engaging introduction than traditional listings or text-based profiles.

  Prospective clients can browse and search through these video profiles, creating an opportunity for agents to demonstrate their local knowledge, past successes, and market insights in a compelling format that builds trust and rapport early in the process. This personalized connection helps agents establish stronger relationships and makes it easier for clients to select the right representative for their needs.

  Meet the Agent is designed to be an essential tool for real estate professionals aiming to differentiate themselves in today's digital-first market. It combines the power of video, AI-driven interactivity, and targeted search functionality to create a streamlined, user-friendly way for agents to connect with clients and secure more business.

- ***Agent Broadcast Channel & Podcasting Suite.*** A powerful content creation and distribution platform designed to elevate real estate professionals by positioning them as trusted experts and thought leaders. Combining a dedicated video channel with integrated podcasting capabilities, this suite enables agents, brokers, and industry thought leaders to produce and share valuable content that engages their audience and enhances their professional brand.

  The Agent Broadcast Channel allows agents to deliver relevant and timely insights, tips, best practices, and industry news through engaging video content. This platform empowers agents to maintain ongoing communication with clients and prospects, providing a continuous stream of high-value content that keeps them top-of-mind in a highly competitive marketplace. Whether discussing local market trends, sharing property tips, or addressing common client concerns, agents can use the channel to establish themselves as go-to resource for buyers and sellers alike.

Coupled with the video channel, the Video and Audio Podcasting feature allows agents, brokers, and real estate leaders to publish both short- and long-form podcasts. These podcasts can range from quick market updates to deep-dive discussions on real estate trends, investment strategies, or local community insights. By providing in-depth content through audio and video formats, real estate professionals can further build their personal brand, grow their audience, and reinforce their expertise. The flexibility of podcasting allows professionals to reach listeners who may prefer on-the-go content consumption, extending their reach and visibility in the market.

Together, the Agent Broadcast Channel and Podcasting Suite provide a comprehensive media platform that not only enhances engagement with clients and prospects but also helps real estate professionals establish authority within their niche. This multi-channel approach—offering video, audio, and interactive content—ensures that agents and enterprise clients can differentiate themselves, stay relevant, and maintain a leadership position in an increasingly digital and content-driven real estate industry.

- *Property Marketing Channel.* A cutting-edge platform designed to revolutionize how brokerages and agents market properties, the Property Marketing Channel empowers real estate professionals to deliver personalized, interactive property presentations that significantly enhance buyer engagement. This product not only modernizes the traditional property listing process but also transforms how agents communicate with prospective buyers, creating a more dynamic and responsive real estate experience.

  At the core of the Property Marketing Channel is the ability to create customized, interactive property videos that bring listings to life. Agents can showcase properties through immersive video tours that highlight key features, amenities, and local insights, allowing buyers to explore properties virtually from anywhere. These videos go beyond static images and text descriptions, offering an engaging, multimedia experience that captures buyer interest more effectively than traditional listings. By providing a deeper, more personalized look at each property, agents can better communicate the unique selling points of each listing, driving faster and more informed decision-making by buyers.

  One of the most innovative aspects of the platform is its searchable, interactive video functionality, which allows buyers to ask questions directly to agents directly from through the property presentations. Whether it's a question about square footage, neighborhood amenities, or nearby schools, buyers can engage with agents directly through the video interface, getting instant answers to their most pressing questions. This on-demand, interactive communication removes the traditional barriers to timely information sharing, ensuring that buyers receive the details they need to move forward with confidence. This feature also positions agents as responsive, knowledgeable professionals who are available to assist at any moment, enhancing their credibility and fostering trust with prospective clients.

In addition to improving the buyer experience, the Property Marketing Channel streamlines communication between agents and potential buyers by automating responses to frequently asked questions (FAQs). Through AI-driven technology, agents can, through Generative AI, produce personalized responses to common inquiries, such as pricing, availability, or property features. This automation not only saves agents' time but also ensures that buyers receive immediate, consistent information without waiting for a callback or email response.

Furthermore, the platform integrates with video broadcasting and podcasting capabilities, enabling agents and brokerages to distribute regular updates, market trends, or neighborhood guides directly to their audience. This feature enhances long-term engagement by positioning agents as thought leaders and trusted resources in the real estate market, ultimately strengthening their relationships with potential buyers.

The Property Marketing Channel also includes access to a library of lifelike & professional avatars as digital spokespersons—These AI-powered virtual agents that can guide buyers through the property presentation. They provide an additional layer of interactivity by answering questions, offering property insights, and suggesting next steps in the buying process, creating a seamless and engaging experience for users.

By blending automation with personalization, the property marketing channel significantly increases efficiency while maintaining a high level of customer service.

For brokerages and agents, the Property Marketing Channel offers a powerful tool to differentiate their services in a competitive market. By combining cutting-edge video technology, real-time interactivity, and AI-driven automation, the platform helps real estate professionals attract more qualified leads, reduce the time spent on repetitive inquiries, and potentially close more transactions more efficiently.

- **BrokerWorks.** A next-generation interactive communications platform, that encompasses all the features of Ask the Agent and more for enterprise clients is designed to optimize and streamline brokerage operations, Broker Works provides brokerages with a powerful suite of tools to improve efficiency, communication, and talent management. This all-in-one platform addresses the complex needs of brokerages by modernizing core functions, including recruiting, agent retention, onboarding, training, and resource management, ultimately positioning brokerages for sustained growth and a competitive advantage.

  At the heart of BrokerWorks is its comprehensive administrative dashboard, which allows brokers to manage all communication facets of their operations seamlessly. The platform enables brokerages to communicate directly with their agents, and the public through ATA's bundled suite of services matching those tools with the needs of each individual broker office. Whether sending training materials, company updates, or market insights, brokers can engage their teams in a dynamic and interactive way, reducing reliance on traditional, slower forms of communication like email and printed memos. The result is smoother daily operations, enhanced collaboration, and a more connected workforce.

Broker Works can also upgrade efforts in recruiting and agent retention, two critical areas for brokerage success in today's competitive real estate landscape. The platform enables brokers to create engaging, customized video presentations that highlight the benefits of joining their brokerage, from company culture to support systems and commission structures. These personalized recruitment videos help brokerages stand out when attracting top talent, giving potential agents a firsthand look at what makes the firm unique. Once on board, BrokerWorks continues to support agents through a rich suite of onboarding and training tools that ensure a smooth transition and empower agents to hit the ground running. Interactive training videos, tutorials, and resource libraries make it easier for new hires to acclimate quickly, improving retention and reducing churn.

With growth comes greater demand to meet service levels to agents or to the public. With Generative AI solutions for voice questions by phone or internet, BrokerWorks helps brokerages wanting to deliver first in class responsiveness to their constituencies.

The products Meet the Broker feature enhances broker visibility by allowing brokerages to integrate their profiles into public-facing websites. This feature offers prospective clients and agents a chance to "meet" the leadership team through interactive, personalized video presentations. By showcasing the brokerage's leadership, vision, and track record, Meet the Broker builds trust and credibility with the audience, whether they are potential recruits or clients, increasing user engagement and strengthening the firm's brand presence.

Additionally, BrokerWorks can enable brokerages to provide essential resources to agents, offering a centralized hub for tools like contract templates, best practices guides, and market reports. This easily accessible repository ensures that agents have everything they need to succeed, while saving brokerages time and money by automating resource distribution.

- **_MLSWorks._** A transformative product designed specifically for the nearly 500 Multiple Listing Service (MLS) organizations and 1,000 real estate associations across the U.S. Encompassing all technology stack of Ask the Agent, MLSWorks enhances engagement, service delivery, and value proposition for over one million real estate professionals. By modernizing how MLSs and associations interact with their subscribers, this platform empowers these organizations to deliver a superior member experience while driving efficiency across their operations.

MLSWorks facilitates seamless communication, offering personalized and interactive video messaging, announcements, and training resources that keep subscribers informed and engaged. The platform integrates advanced analytics, providing MLSs with valuable insights into subscriber behaviors, preferences, and needs, helping them tailor their services more effectively. It also supports interactive FAQs, virtual AI powered subscriber service cloud, allowing MLSs to provide instant support and address common inquiries without the need for extensive manual involvement.

In addition to serving internal subscribers, MLS + —the public-facing arm of the product — offers powerful property search and data solutions for consumers. It provides a comprehensive property search engine loaded with detailed listings, rich media content, and relevant market data, allowing MLSs and associations to compete directly with popular online real estate platforms for delivering on demand property information and presentations. MLS + can also aggregate peripheral data, such as neighborhood insights, property history, and market trends, to enhance the home-buying experience for the general public, making the MLS organization a more integral part of the real estate search process.

By offering a one-stop solution for both internal and external audiences, MLSWorks and MLS + enable MLS organizations and associations to redefine their value, engage their members more effectively, and improve the user experience. In an increasingly competitive and tech-driven real estate landscape, MLSWorks positions MLSs and associations at the forefront of innovation, helping them stay relevant, competitive, and responsive to evolving market needs.

- *Ask the Agent Enterprise.* Designed for Online Real Estate Portals, to upgrade and establish more interactivity (through ATA's technology stack) to upgrade the messaging of property listings to simplify searches across a wide range of industry related verticals, including residential, commercial, multi-family, vacation rental and travel.

Ask the Agent: Avatar Library with Conversational AI

Ask the Agent introduces an innovative **Avatar Library** that empowers real estate professionals to elevate their productivity and enhance client interactions through cutting-edge avatar technology. Our Avatar Library features a diverse range of avatars, from animated characters to highly realistic digital twins, designed to cater to various needs and preferences within the real estate industry. All avatars are multilingual adding a further dynamic when interacting with culturally diverse or international audiences.

Key Features:

1. **Versatile Avatar Options**: The library includes avatars that range from charming, animated figures, lifelike digital twins that closely resemble real people to personal avatars that resemble our client's appearance and persona. This versatility allows real estate professionals to choose the avatar that best fits their brand, audience, and communication style, whether for engaging property presentations, virtual tours, or personalized interactions with their audience.
2. **Enhanced Client Engagement**: By integrating avatars into property listings, video messages, and virtual consultations, agents can offer a more dynamic and interactive experience. Avatars provide a personal touch that helps build rapport with clients, making property presentations, business development or client service more engaging and memorable.
3. **Time and Cost Efficiency**: Digital twins and animated avatars can deliver consistent, high-quality content without the need for repetitive live video sessions. This not only saves time but also reduces costs associated with content production and client meetings. Avatars can handle frequently asked questions, provide property details, and deliver personalized messages on demand, streamlining workflows and improving overall efficiency.
4. **Personalized Client Interactions**: Real estate professionals can customize avatars to reflect their unique style and personality, enhancing brand identity and creating a more personal connection with

clients. Avatars can be tailored to match the tone and content of various communications, from introductory videos to detailed property presentations.

5. **Scalable Solutions**: The Avatar Library supports scalable solutions for both individual agents to enterprise clients. Whether you're looking to create a series of property videos or implement avatars across multiple client interactions, our library offers the flexibility to meet your needs.

6. **Seamless Integration**: Our avatars seamlessly integrate with Ask the Agent's platform, allowing for smooth implementation into existing workflows and marketing strategies. With easy-to-use tools and customizable features, agents can quickly adopt avatar technology without a steep learning curve.

By leveraging the Ask the Agent Avatar Library, real estate professionals can transform their approach to client engagement and property marketing. The ability to deploy Generative AI animated and digital twin avatars enhances productivity, saves time, and offers a fresh, interactive way to connect with clients. This innovative technology positions agents and brokerages at the forefront of digital real estate solutions, driving better results and a more engaging client experience.

Together, these products create a comprehensive platform that enhances visibility, strengthens client relationships, and establishes real estate professionals as leaders in their field—all essential in driving success in today's highly competitive real estate market.

Generative AI powered Service Assistants.
Our products are designed to tailor customer interactions with customizable agents with unique voices and personalities. This can allow our clients to customize workflows by choosing voices to align with its brand enhancing customer satisfaction and operational efficiency, providing benefits including:

- Offering powerful features for superior inbound management.

- Customizable Workflows to suit specific business processes. Adapt interactions based on customer data, preferences, and historical interactions to provide a seamless and personalized experience.

- Choose from a variety of voices to match a brand's personality. Whether a client prefers a professional tone or a friendly, conversational style, our brand voice options cater to the brand identify.

- Equip virtual agents with unique personalities that resonate with customers. From empathetic and caring too efficient and professional.

The intuitive interface allows clients to easily configure and adjust settings, update workflows, switch voices and tweak personalities, ensuring that your AI stays aligned with your evolving business needs.

Providing interactions that are tailored to individual user preferences and needs where applicable can significantly boost user satisfaction. Those personalized experiences can lead to happier customers and stronger relationships while obtaining an immediate ROI.

Business Model:

Ask the Agent operates as a Software as a Service ("SaaS") company, offering three primary products tailored to different segments within the real estate industry: **Ask the Agent** for independent agents and **BrokerWorks** & **MLS Works** for larger enterprises, including brokers, Multiple Listing Services (MLSs), property portals, and other significant real estate organizations. Our business model is designed to accommodate a range of needs from individual professionals to large-scale enterprises, with a focus on scalability and flexibility.

1. Revenue Streams:

- **Annual License Fees**: We charge an annual license fee for our products, structured to scale with the size and requirements of our clients. For independent agents, the fee starts at $500 per year, providing access to essential features and support. For enterprise clients such as brokers, MLSs, and property portals, the fees range from $10,000 to $25,000 or more annually, depending on the number of interactions, level of customization, and suite of products provided. This tiered pricing model ensures that clients pay in accordance with the scale and scope of their usage, enabling us to capture value across different market segments.
- **Premium Subscriptions**: We are exploring opportunities to offer premium subscription tiers that provide enhanced features, advanced analytics, and exclusive content. These premium options will cater to clients seeking additional functionality and greater customization, adding another layer to our revenue model.
- **Advertising Partnerships and Sponsorships**: As we expand our user base and increase platform engagement, we will explore opportunities for advertising partnerships and sponsorships. These partnerships can include targeted ads within our platform, sponsored content, or promotional placements, providing additional revenue while offering value to our advertising partners and subscribers.
- **White Label Licensing**: We offer white label licensing options to third-party organizations, allowing them to integrate our technology into their own systems and branding. This enables large enterprises or industry associations to provide our solutions under their own brand, expanding our reach and generating additional revenue streams.
- **Software as a "Premium" Comp Giveaway:** We offer the opportunity for client to purchase multiple licenses at discounts and distribute to its sales leaders and others within the organization as a benefit of employment or from an affiliate, reseller or other partnership that's mutually beneficial.

2. Strategic Partnerships and Market Positioning:

- **Secured Contracts**: **Ask the Agent** is forming a significant alliance with the National Association of Realtors (NAR), the largest real estate trade organization in the U.S. This incoming partnership has Ask the Agent becoming a member benefit partner and includes promoting and offering our products to NAR's approximate 1.5 million real estate agent subscribers, as well as providing access to MLSs', brokerages', and online property portals. This partnership establishes a strong foundation for widespread subscriber acquisition and future profitability.
- **Regional and National Contracts**: Ask the Agent has already signed early adopting endorsement contracts with both MLS and broker organizations during our BETA test period. The Company expects

these to grow significantly into 2025 as marketing and promotional campaigns start igniting bringing attention to the Company's products & services.

- •**Influencers**: The Company has already initiated contacts with select real estate and business influencers to adopt the product, use it and promote awareness of the product. This leverages existing video and social media distribution which comprises LinkedIn, Facebook and other content distribution channels.
- •**Affiliate Network:** The Company will be adopting a direct selling and affiliate marketing program, nationwide with those in and outside of real estate to introduce the product, sign up subscribers and extend commissions to our network of sales affiliates. Advantageous is no physical inventory, above average commissions while maintaining a lower cost of new subscriber acquisition.

3. Growth and Sustainability:

Investing in **Ask the Agent, Inc.** offers a unique opportunity to be part of the disruption of the real estate market through innovative technology and advanced communication solutions. Our clear roadmap for growth includes expanding our product offerings, enhancing features, and deepening industry partnerships. The early acceptance from industry leaders positions us well for sustainable growth and profitability in the multi-billion-dollar hyper-fragmented and competitive real estate sector.

Ask the Agent is committed to curating further technological innovations and solutions that drive efficiency, engagement, and success for our clients. With a robust business model, strategic partnerships, and a focus on innovation, we are poised to lead the transformation of real estate communications and achieve long-term success in a rapidly evolving market.

Investment Opportunity. Ask the Agent, Inc. is seeking a $1.2 million seed round investment to fuel its expansion efforts, including marketing initiatives to increase brand awareness, further development of its technology infrastructure, and securing and activating distribution contracts. With a compelling value proposition, a scalable business model, and a talented team of professionals, Ask the Agent, Inc. is well-positioned to capitalize on the immense opportunities within the real estate industry.

Marketing Strategy. The marketing approach is both direct marketing of the ATA software to the 1.5 million licensed real estate agents in the US market and their Brokers who administer by way of events, direct marketing channels and through endorsement contracts with brokerages, Multiple Listing Services (MLS) and various real estate associations and high volume search portals.

The Company's platform, agnostic and flexible, could activate into extended real estate peripheral vertical markets helping to further modernize customer service and contact centers catering to the spectrum of real estate products and services. These include but not limited to vacation rental, hospitality, travel & leisure, tech support, retail and almost any other vertical that has a forward-facing website, contact center operations seeking improve customer engagement while helping them to achieve immediate cost efficiencies. The Company believes the demand is present for these expansions.

SWOT Analysis

Strengths. The Company is among the first to develop its own or license proprietary interactive video - conversational AI client engagement platform that can be used by both individuals to large enterprise clients. The Company primary focus is to market with a software offering that modernizes personalized interactions and FAQ's for virtually an unlimited number of external applications as well as upgrading and making more efficient our software subscribers' business. All the procedures result in better performance at a Metrix saving our clients time and money well beyond their annual license fee. By blending personalization with automation into the multi-billion-dollar client engagement verticals is the right product at the right time that does not require a capital investment on the client's part, easy to deploy and providing ROI almost immediately upon use.

Weakness. There are several weaknesses that include but not limited to: constraints and limitations on software development, untested at large scale, untested price points, lack of financial history, potential insufficient endorsements, potential insufficient distribution channels, unforeseen competitors entering the market with greater resources, and insufficient capital to maintain leadership position and compete.

Opportunities. If combined with social media verticals (such as LinkedIn, Instagram, YouTube, X and others) Ask the Agent and its affiliate affinity branded operating groups can be quickly expanded into these markets and beyond. These may include distribution contracts with certain endorsement groups and occasional white label licensing. The business is primarily a real estate prop tech software; however, it can be used in other verticals. For example, the Company is already testing in higher education. This can include but is not limited to online shopping such as Shopify and others. By taking the popularity of videos and bundling them in an interactive, a language agnostic platform gives the business tremendous opportunities to test and scale where we select to prioritize with sales and adoption intelligence.

Threats. The Company is faced with threats that are common with new start up software enterprises. These can include but are not limited to software engineering limitations, larger players jumping in with more resources, limited capital, reliance of third-party applications with no control on price points, untested business model and unknown demand until sufficient use cases are deployed and accounted for.

Conclusion: Investing in Ask the Agent, Inc. presents a unique opportunity to participate in the disruption of the real estate market through cutting-edge technology and innovative communication solutions in demand by our target market. With a clear roadmap for growth and a strong commitment to delivering value to its users, Ask the Agent, Inc. is ready to assert itself as the leader for providing a new age of communications within the multi-billion dollar real estate landscape and beyond.

RISK FACTORS

An investment in our Common Stock involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.

We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

COVID-19 and Future Pandemics

In December 2019, the 2019 novel coronavirus ("Covid19") surfaced in Wuhan, China. The World Health Organization ("WHO") declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, initiated travel restrictions. On May 5, 2023, the WHO declared Covid19 is now an established and ongoing health issue which no longer constitutes a public health emergency. However, the final impacts of the outbreak, and economic consequences, are unknown and still evolving. The Covid19 health crisis adversely affected the U.S. and global economy, resulting in an economic downturn. A similar new pandemic occurrence could impact the Company's business plans. The future impact of the outbreak remains highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus or other rapidly transmitted viruses or diseases.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We do not have long-term contracts with most of our customers, and therefore a lack of success in maintaining customer transaction volume will have adverse effects on revenue and financial results.

Our contracts with our online transaction customers typically allow the customer to cancel on demand beyond its original subscription. Our continued success therefore depends significantly on our ability to meet or exceed our customers' expectations because most customers do not make long-term commitments to use our solutions. In addition, if our reputation in the real estate industry or elsewhere is harmed or diminished for any reason, our platform customers could choose to not renew their software subscription. We may also not be able to accurately predict future trends in customer renewals, and our customers' renewal rates may decline or fluctuate because of several factors, including the cost of our services compared to the cost of services offered by our competitors or demand for our services shift. If a significant number of customers seek to terminate their relationship with us, our business, results of operations and financial condition would be adversely affected in a short period of time.

We rely on other companies to provide components and services for our products.
We depend on software providers, service suppliers, and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if software providers, service suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate organization of major software components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing system product could be delayed or constrained, or a key software licensing vendor could delay delivery of completed systems to us adversely affecting our business and results of operations.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers.

Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

- fully develop and enhance our smart technology;
- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources; and
- loss of customers.

Competitors may develop and deploy superior technology and product offerings. We expect that current competition will intensify.

Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a set base of players. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.

We are increasingly dependent on information technology and expanding social media vehicles present new risks.

The use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us on any social networking website could damage our or our brands' reputations. Employees or others might disclose non-public sensitive information relating to our business through external media channels, including through the use of social media. The continuing evolution of social media will present us with new challenges and risks.

<u>Risks Related to the Offering</u>

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Shares will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the

Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Shares may not develop.

There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Shares have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Shares. Neither the Offering nor the Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Shares will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Shares may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Shares for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Shares and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Shares with reference to the general status of the securities market and other relevant factors. The Offering price for the Shares should not be considered an indication of the actual value of the Shares and is not based on our net worth or prior earnings. We cannot guarantee that the Shares can be resold at the Offering price or at any other price. Investors Purchasing the Shares will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one individual beneficially owns 73% of outstanding Common Stock of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Shares in this Offering may be significantly diluted as a consequence of subsequent financings.

The Shares offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Shares will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company Shares.

We arbitrarily determined the price of the Shares and such price which may not reflect the actual market price for the Shares.

The Offering of Shares at $0.12 per Share by us was determined arbitrarily. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Shares. The market price for the Shares, if any, may decline below the price at which the Shares are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $1,200,000 through the sale of up to 10,000,000 shares of Common Stock. This funding will allow for expansion, including marketing initiatives to increase brand awareness, further development of its technology infrastructure, and securing and activating distribution contracts.

OWNERSHIP AND CAPITAL STRUCTURE

Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
James Beckmann	Common Stock	73,000,000	81.12%	81.12%
Other Investors	Common Stock	17,000,000	18.88%	18.88%

Classes of Securities of the Company

As of the date of this Offering, 100,000,000 shares of Common Stock were issued and outstanding in the Company. The Company has 100,000,000 authorized shares of Common Stock. Eighty-one and twelve hundredth percent (81.12%) of issued Shares prior to the Offering are issued and outstanding to James Beckmann, Founder and Chief Executive Officer of the Company.

The Company is offering an amount of $24,960 (the "Target Offering Amount") and up to a maximum amount of $1,200,000 (the "Maximum Offering Amount") of 10,000,000 shares of Common Stock at $0.12 per Share, par value $0.0001 per share (the "Shares") on a best efforts basis as described in this Form C (the "Offering"). The Offering will be terminated no later than October 6, 2025 (the "Offering Deadline").

Assuming Maximum Proceeds are raised, there will be 100,000,000 Shares of Common Stock issued in the Company with the Shares sold through this Offering equaling 10% ownership of issued Shares of Common Stock in the Company post-closing. The Shares sold are Shares of Common Stock that have standard voting rights within the Company.

Common Stock

Voting Rights: Each holder of the Company's Common Stock is entitled to one vote per share on all matters subject to vote of the Shareholders.

Dividends: Except as otherwise provided by the Act or the Company's Articles of Incorporation, dividends may be declared and paid on the Common Stock at such times and in such amounts as the board of directors, in its discretion, shall determine.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company has one class of securities. No plans for additional offerings at this time.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has one class of securities.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the Company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms

The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Additional Issuance

Any additional issuance after the crowdfunding is over will dilute all the common shares.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The CEO of the Company has advanced funds for operations. The Company, as part of its business, is the interactive platform which incorporates, but not limited to, the following: software protocol, code, navigation, dashboard, integrations, APIs and other intellectual property. A portion of technology is licensed from the Company's majority shareholder. The Company is doing so by recognizing that it could not afford to fund the development of the IP and is instead licensing the software on a percentage basis of sales.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

    (1) to the Issuer;

    (2) to an accredited investor;

    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Common Stock to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company does not currently have debt.

Does the Company have operating history: ☒ Yes   ☐ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Regarding the Company's management, all senior personnel have a long history of success as entrepreneurs and are well equipped to launch a new company that combines artificial intelligence with personalized, searchable, interactive video communications management systems. In fact, a few of the Company's founders are well-known by name if not reputation (or work product) within the larger real estate industry.

One of the most important milestones for the Company is the deployment of the video marketing suite: (1) providing participants the accessibility to answer commonly asked buyer and lister interview questions, (2) offering participants the ability to gain valuable insight and analytics on audience interaction, helping cultivate warm leads and drive business growth, and (3) offering a tool for participants to join the ranks of industry leaders who are modernizing their business and optimizing the marketing strategies with interactive video.

The Company at the time of the filing has secured its first two endorsement contracts with one from a nationally known brokerage and the other with a top 50 MLS. There are approximately 100 Top Brokerages with national reach as potential customers beyond individual agents.

Regarding near-term challenges: The Company will soon begin hiring additional software engineers and outside contractors to achieve its stated goals. Hiring can always bring unknowns (both good and bad); however, it will be important for the Company to hire the best available personnel.

Regarding longer-term challenges: The Company will attempt to work with expansion and development of the software to enhance the built-in lead engine products. It is believed expansion of the existing products will bring high-profile recognition to the Company and can likewise help the real estate agent participants.

The Company is focusing on public relations, networking into areas of opportunity to add to its endorsement contracts for increasing distribution to result in gaining market share and sales revenue.

Financial Projections: Based on market research and user adoption rates, Ask the Agent anticipates steady revenue growth over the next three years, with projected revenues of $1 million in 2025, $5 million in 2026, and $10 million in 2027. The Company aims to achieve profitability by Year 2 and reinvest a portion of its earnings in further product development and market expansion.

Valuation: The global prop tech market size was valued at 33.57 billion USD in 2023 and is projected to grow from USD 36.55 billion in 2024 to USD 89.93 billion by 2032. Most founder exits were through Mergers & Acquisitions averaging about 100 million. Source: Google Search.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Software Engineers	--	--	16.66%	$200,000
Marketing	50%	$12,480	20.83%	$250,000
Contract Advances	--	--	12.5%	$150,000
Contract Activation	--	--	12.5%	$150,000
Management & Staff	--	--	20.83%	$250,000
Accounting & Legal Fees	50%	$12,480	8.34%	$100,000
Miscellaneous	--	--	8.34%	$100,000
Total	100%	$24,960	100%	$1,200,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS



Independent Auditor's Report

To the Members of

Ask the Agent, Inc.

Opinion

We have audited the accompanying financial statements of **Ask the Agent, Inc.** (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholder's equity, and cash flow for the periods ended December 31, 2023 and 2022 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholder's equity, and cash flow for the periods ended December 31, 2023 and 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

July 21, 2024

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Financial Statements and Independent Accountant's Review Report

Ask the Agent Inc.

December 31, 2023 and 2022

Ask the Agent Inc.

Table of Contents

Independent Accountant's Review Report... 1

Balance Sheets 2

Statements of Operations 3-4

Statements of Cash Flows 5-6

Statements of Stockholder's Equity.. 7-8

Notes to Financial Statements 9

Ask the Agent Inc
Balance Sheets
As of December 31, 2023 and 2022

ASSETS

	2023	2022
Current Assets		
Cash	$ 156	$ 285
Total Current Assets	156	285
TOTAL ASSETS	$ 156	$ 285
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities	$ -	$ -
Total Current Liabilities	$ -	$ -
TOTAL LIABILITIES	$ -	$ -
Stockholder's Equity		
Common stock, no par, 100,000,000 shares authorized, issued and outstanding as of December 31, 2023 and 2022	$ 10,000	$ 10,000
Stockholder Receivable- Beckmann	(10,000)	(10,000)
Retained earnings	156	285
TOTAL STOCKHOLDER'S EQUITY	156	285
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 156	$ 285

Ask the Agent Inc
Statement of Operations
For the year ended December 31, 2023

REVENUE		
Total revenue	$	2,005
EXPENSES		
Office Expenses		1,000
Merchant Fees		1,134
Total expenses		2,134
LOSS FROM OPERATIONS		(129)
OTHER INCOME (EXPENSES)		-
NET LOSS	$	(129)

The accompanying notes are an integral part of this financial statement.

Ask the Agent Inc
Statement of Operations
For the period from May 5, 2022 to December 31, 2022

REVENUE		
Total revenue	$	285
EXPENSES		
Total expenses		-
INCOME FROM OPERATIONS		285
OTHER INCOME (EXPENSES)		-
NET INCOME	$	285

Ask the Agent Inc
Statement of Cash Flows
For the Year Ended December 31, 2023

		2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(129)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Net cash used in operating activities		(129)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash used in financing activities		-
Net decrease in cash		(129)
Cash at beginning of year		285
Cash at end of year	$	156
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-
Common Stock issued through stockholder receivable		

The accompanying notes are an integral part of this financial statement.

Ask the Agent Inc
Statement of Cash Flows
For the period from May 5, 2022 to December 31, 2022

		2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	285
Net cash provided operating activities		285
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash used in financing activities		-
NET INCREASE IN CASH		285
Cash at beginning of year	$	-
Cash at end of year	$	285
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-
Common Stock issued through stockholder receivable		$10,000

Ask the Agent Inc
Statement of Stockholder's Equity
For the year ended December 31, 2023

	Common Stock $0 Par Value	Stockholder Receivable Beckmann	Retained Earnings	Total
January 1, 2023	$ 10,000	$ 10,000	$ 285	$ 285
Net income (loss)			(129)	(129)
December 31, 2023	$ 10,000	$ 10,000	$ 156	$ 156

The accompanying notes are an integral part of this financial statement.

Ask the Agent Inc
Statement of Stockholder's Equity
For the period from May 5, 2022 to December 31, 2022

	Common Stock $0 Par Value	Stockholder Receivable Beckmann	Retained Earnings	Total
May 5, 2022	$ -	$ -	$ -	$ -
Issuance of founders shares	10,000		-	10,000
Stockholder Receivable - Beckmann		(10,000)	-	(10,000)
Net income			285	285
December 31, 2022	$ 10,000	$ (10,000)	$ 285	$ 285

The accompanying notes are an integral part of this financial statement.

Note A – Description of Business and Summary of Significant Accounting Policies

Nature of Operations

Ask the Agent Inc was organized as a Florida Corporation to assist realtors in building their brand by providing a personalized and interactive marketing platform.

Note B – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Financial Instruments

The Company's financial instruments consist primarily of cash and investments. The carrying value of the financial instruments are considered to be representative of their respective fair value.

Revenue Recognition

The Company recognizes revenue from the Realtor subscriptions that it provides.

Income Taxes

Ask the Agent Inc, with the consent of its stockholders, has elected to be taxed as a corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts, and disclosures. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated subsequent events through XXXXX the date the financial statements were available to be issued.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Stockholder's Equity

As of December 31, 2022, Ask the Agent Inc has authorized 100,000,000 with all shares issued and outstanding to the sole stockholder. The Company recorded a stockholder receivable from the sole stockholder as contra-equity, as reflected on the accompanying balance sheets.

EXHIBIT B: SUBSCRIPTION DOCUMENT

THE SECURITIES DESCRIBED IN THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED WITH OR APPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), NOR HAS THE COMMISSION OR ANY APPLICABLE STATE OR OTHER JURISDICTION'S SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. NONE OF THE SECURITIES MAY BE RESOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE TRANSACTION EFFECTING SUCH DISPOSITION IS REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR AN EXEMPTION THEREFROM IS AVAILABLE AND THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO IT THAT SUCH REGISTRATION IS NOT REQUIRED PURSUANT TO SUCH EXEMPTION.

SUBSCRIPTION AGREEMENT

To the Undersigned Purchaser, please review and execute the following:

Ask The Agent, Inc., a Florida corporation (the "Company"), hereby agrees with you (in the case of a subscription for the account of one or more trusts or other entities, "you" or "your" shall refer to the trustee, fiduciary or representative making the investment decision and executing this Subscription Agreement (this "Agreement"), or the trust or other entity, or both, as appropriate) as follows:

1) **Sale and Purchase of Common Stock (the "Common Stock").** The Company has been formed under the laws of the State of Florida and is governed by bylaws in the form attached hereto as an Exhibit to the Private Placement Memorandum, as the same may be modified in accordance with the terms of any amendment thereto (the "Bylaws"). Capitalized terms used herein without definition have the meanings set forth in the Private Placement Memorandum and Bylaws.

Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the respective parties contained herein:

- the Company and Rialto Markets LLC, the Company's approved broker dealer (the "Intermediary"), agree to sell to you, and you irrevocably subscribe for and agree to purchase from the Company, an equity interest as a shareholder (a "Shareholder") in the Company (a "Common Stock" or a "Share"); and

- the Company, its board of directors (the "Board") and the Intermediary agree that you shall be registered as a Shareholder, upon the terms and conditions, and in consideration of your agreement to be bound by the terms and provisions of the Bylaws and this Agreement, with an investment amount equal to the amount set forth opposite your signature at the end of this Agreement (the "Investment").

Subject to the terms and conditions hereof and of the Bylaws, your obligation to subscribe and pay for your Shares shall be complete and binding upon the execution and delivery of this Agreement.

2) **Other Subscriptions.** The Company may enter into separate but substantially identical subscription agreements (the "Other Subscription Agreements" and, together with this Agreement, the "Subscription Agreements") with other purchasers (the "Other Purchasers"), providing for the sale to the Other Purchasers of Shares and the registration of the Other Purchasers as Shareholders. This Agreement and the Other Subscription Agreements are separate agreements, and the sales of Shares to you and the Other Purchasers are to be separate sales.

3) **Closing.** The closing (the "Closing") of the sale to you and your subscription for and purchase by you of the Shares, and your registration as a Shareholder shall take place at the discretion of the Board. At the Closing,

and upon satisfaction of the conditions set out in this Agreement, the Board will list you as a Shareholder in the Company's Stock Register Book.

4)   Conditions Precedent to Your Obligations.

a) The Conditions Precedent. Your obligation to subscribe for your Shares and be registered as a Shareholder at the Closing is subject to the fulfillment (or waiver by you), prior to or at the time of the Closing, of the following conditions:

i)   Bylaws. The Bylaws shall have been duly authorized, executed and delivered by or on behalf of the Board. Each Other Purchaser that is to be registered as a Shareholder as of the Closing shall have duly authorized, executed and delivered a counterpart of the Bylaws or authorized its execution and delivery on its behalf. The Bylaws shall be in full force and effect.

ii)   Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects when made and at the time of the Closing, except as affected by the consummation of the transactions contemplated by this Agreement or the Bylaws.

iii)   Performance. The Company shall have duly performed and complied in all material respects with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing.

iv)   Legal Investment. On the Closing Date your subscription hereunder shall be permitted by the laws and regulations applicable to you.

b) Nonfulfillment of Conditions. If at the Closing any of the conditions specified shall not have been fulfilled, you shall, at your election, be relieved of all further obligations under this Agreement and the Bylaws, without thereby waiving any other rights you may have by reason of such nonfulfillment. If you elect to be relieved of your obligations under this Agreement pursuant to the foregoing sentence, the Bylaws shall be null and void as to you and the power of attorney contained herein shall be used only to carry out and effect the actions required by this sentence, and the Company shall take, or cause to be taken, all steps necessary to nullify the Bylaws as to you.

5)   Conditions Precedent to the Company's Obligations.

a) The Conditions Precedent. The obligations of the Company and the Board to issue to you the Shares and to register you as a Shareholder at the Closing shall be subject to the fulfillment (or waiver by the Company) prior to or at the time of the Closing, of the following conditions:

i)   Bylaws. Any filing with respect to the formation of the Company required by the laws of the State of Florida shall have been duly filed in such place or places as are required by such laws. A counterpart of the Bylaws shall have been duly authorized, executed and delivered by or on behalf of you and each of such Other Purchasers. The Bylaws shall be in full force and effect.

ii)   Representations and Warranties. The representations and warranties made by you shall be true and correct when made and at the time of the Closing.

iii)   Performance. You shall have duly performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by you prior to or at the time of the Closing.

b) Nonfulfillment of Conditions. If at the Closing any of the conditions specified shall not have been fulfilled, the Company shall, at the Board's election, be relieved of all further obligations under this Agreement and the Bylaws, without thereby waiving any other rights it may have by reason of such nonfulfillment. If the Board elects for the Company to be relieved of its obligations under this Agreement pursuant to the foregoing sentence, the Bylaws shall be null and void as to you and the power of attorney contained herein shall be used only to carry out and effect the actions required by this sentence, and the Company shall take, or cause to be taken, all steps necessary to nullify the Bylaws as to you.

6) **Representations and Warranties of the Company.**

a) The Representations and Warranties. The Company represents and warrants that:

i)   Formation and Standing. The Company is duly formed and validly existing as a corporation under the laws of the State of Florida and, subject to applicable law, has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted as described in the Private Placement Memorandum relating to the private offering of Common Stock by the Company (together with any amendments and supplements thereto, the "Offering Memorandum"). The Board has all requisite corporation power and authority to act as management of the Company and to carry out the terms of this Agreement and the Bylaws applicable to it.

ii)   Authorization of Agreement. The execution and delivery of this Agreement has been authorized by all necessary action on behalf of the Company and this Agreement is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The execution and delivery by the Board of the Bylaws has been authorized by all necessary action on behalf of the Board and the Bylaws are legal and valid.

iii)   Compliance with Laws and Other Instruments. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default under any provision of the Bylaws, or any agreement or other instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Company or its business or properties. The execution and delivery of the Bylaws and the consummation of the transactions contemplated thereby will not conflict with or result in any violation of or default under any provision of the Bylaws, or any agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Board or its businesses or properties.

iv)   Offer of Common Stock. Neither the Company nor anyone acting on its behalf has taken any action that would subject the issuance and sale of the Shares to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

v)   Investment Company Act. The Company is not required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Board is not required to register as an "investment adviser" under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

vi)   Company Litigation. Prior to the date hereof, there is no action, proceeding or investigation pending or, to the knowledge of the Board or the Company, threatened against the Company.

vii)   Disclosure. The Offering Memorandum, when read in conjunction with this Agreement and the Bylaws, does not as of the date hereof contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

b) Survival of Representations and Warranties. All representations and warranties made by the Company shall survive the execution and delivery of this Agreement, any investigation at any time made by you or on your behalf and the issue and sale of Common Stock.

7)   Representations and Warranties of the Purchaser.

a) The Representations and Warranties. You represent and warrant to the Board, the Company and each other Person that is, or in the future becomes, a Shareholder that each of the following statements is true and correct as of the Closing Date:

i)   Accuracy of Information. All of the information provided by you to the Company and the Board is true, correct and complete in all respects. Any other information you have provided to the Board or the Company about you is correct and complete as of the date of this Agreement and at the time of Closing.

ii)   Offering Memorandum; Advice. You have either consulted your own investment adviser, attorney or accountant about the investment and proposed purchase of the Common Stock and its suitability to you, or chosen not to do so, despite the recommendation of that course of action by the Board and Company. Any special acknowledgment set forth below with respect to any statement contained in the Offering Memorandum shall not be deemed to limit the generality of this representation and warranty.

(1)   You have received a copy of the Private Placement Memorandum and the form of the Bylaws and you understand the risks of, and other considerations relating to, a purchase of Common Stock, including the risks set forth under the caption "Risk Factors" in the Private Placement Memorandum. You have been given access to, and prior to the execution of this Agreement you were provided with an opportunity to ask questions of, and receive answers from, the Board concerning the terms and conditions of the offering of Common Stock, and to obtain any other information which you and your investment representative and professional advisors requested with respect to the Company and your investment in the Company in order to evaluate your investment and verify the accuracy of all information furnished to you regarding the Company. All such questions, if asked, were answered satisfactorily and all information or documents provided were found to be satisfactory.

iii)   Investment Representation and Warranty. You are acquiring your Common Stock for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds of which you are trustee as to which you are the sole qualified professional asset manager within the meaning of Prohibited Transaction Exemption 84-14 (a "QPAM") for the assets being contributed hereunder, in each case not with a view to or for sale in connection with any distribution of all or any part of such Interest. You hereby agree that you will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of Common Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Common Stock) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws, and with the terms of the Bylaws. If you are purchasing for the account of one or more pension or trust funds, you represent that (except to the extent you have otherwise advised the Company in writing prior to the date hereof) you are acting as sole trustee or sole QPAM for the assets being contributed hereunder and have sole investment discretion with respect to the acquisition of the Common Stock to be purchased by you pursuant to this Agreement, and the determination and decision on your behalf to purchase such Common Stock for such pension or trust funds is being made by the same individual or group of individuals who customarily pass on such investments, so that your decision as to purchases for all such funds is the result of such study and conclusion.

iv)   Representation of Investment Experience and Ability to Bear Risk. You (i) are knowledgeable and experienced with respect to the financial, tax and business aspects of the ownership of the Common Stock and of the business contemplated by the Company and are capable of evaluating the risks and merits of purchasing the Common Stock and, in making a decision to proceed with this investment, have not relied upon any representations, warranties or agreements, other than those set forth in this Agreement, the Offering Memorandum and the Bylaws, if any; and (ii) can bear the economic risk of an investment in the Company for an indefinite period of time, and can afford to suffer the complete loss thereof.

v)   Accredited Investor. You are an "Accredited" investor within the meaning of Section 501 of Regulation D promulgated under the Securities Act.

vi)   No Investment Company Issues. If you are an entity, (i) you were not formed, and are not being utilized, primarily for the purpose of making an investment in the Company and (ii) either (A) all of your outstanding securities (other than short-term paper) are beneficially owned by one Person, (B) you are not an investment company under the Investment Company Act or a "private investment company" that avoids registration and regulation under the Investment Company Act based on the exclusion provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, or (C) you have delivered to the Board a representation and covenant as to certain matters under the Investment Company Act satisfactory to the Board.

vii)   Certain ERISA Matters. You represent that:

(1) except as described in a letter to the Board dated at least five (5) days prior to the date hereof, no part of the funds used by you to acquire the Common Stock constitutes assets of any "employee benefit plan" within the meaning of Section 3(3) of ERISA, either directly or indirectly through one or more entities whose underlying assets include plan assets by reason of a plan's investment in such entities (including insurance company separate accounts, insurance company general accounts or bank collective investment funds, in which any such employee benefit plan (or its related trust) has any interest); or

(2) if Common Stock is being acquired by or on behalf of any such plan (any such purchaser being referred to herein as an "ERISA Shareholder"), (A) such acquisition has been duly authorized in accordance with the governing holding of the Common Stock do not and will not constitute a "non-exempt prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (i.e., a transaction that is not subject to an exemption contained in ERISA or in the rules and regulations adopted by the U.S. Department of Labor (the "DOL") thereunder). The foregoing representation shall be based on a list of the Other Purchasers to be provided by the Board to each ERISA Shareholder prior to the Closing. You acknowledge that the Board of the Company, is not registered as an "investment adviser" under the Investment Advisers Act and that as a Shareholder you will have no right to withdraw from the Company except as specifically provided in the Bylaws. If, in the good faith judgment of the Board, the assets of the Company would be "plan assets" (as defined in DOL Reg. § 2510.3-101 promulgated under ERISA, as it may be amended from time to time) of an employee benefit plan (assuming that the Company conducts its business in accordance with the terms and conditions of the Bylaws and as described in the Offering Memorandum), then the Company and each ERISA Shareholder will use their respective best efforts to take appropriate steps to avoid the Board's becoming a "fiduciary" (as defined in ERISA) as a result of the operation of such regulations. These steps may include (x) selling your Interest (if you are an ERISA Shareholder) to a third party which is not an employee benefit plan, or (y) making

any appropriate applications to the DOL, but the Board shall not be required to register as an "investment adviser" under the Advisers Act.

(a)   If you are an ERISA Shareholder, you further understand, agree and acknowledge that your allocable share of income from the Company may constitute "unrelated business taxable income" ("UBTI") within the meaning of section 512(a) of the Code and be subject to the tax imposed by section 511(a)(1) of the Code. You further understand, agree and acknowledge that the Company neither makes nor has made any representation to it as to the character of items of income (as UBTI or otherwise) allocated (or to be allocated) to its shareholder (including ERISA Shareholders) for federal, state, or local income tax purposes. You (prior to becoming a shareholder of the Company) have had the opportunity to consider and discuss the effect of your receipt of UBTI with independent tax counsel of your choosing, and upon becoming a shareholder of the Company voluntarily assume the income tax and other consequences resulting from the treatment of any item of the Company's income allocated to you as UBTI. The Company shall not be restricted or limited in any way, or to any degree, from engaging in any business, trade, loan, or investment that generates or results in the allocation of UBTI to you or any other ERISA Shareholder, nor shall the Company have any duty or obligation not to allocate UBTI to you or any other ERISA Shareholder. You hereby release the Company and all of its other shareholders from any and all claims, damages, liability, losses, or taxes resulting from the allocation to you by the Company of UBTI.

viii)   Suitability. You have evaluated the risks involved in investing in the Common Stock and have determined that the Common Stock is a suitable investment for you. Specifically, the aggregate amount of the investments you have in, and your commitments to, all similar investments that are illiquid is reasonable in relation to your net worth, both before and after the subscription for and purchase of the Common Stock pursuant to this Agreement.

ix)   Transfers and Transferability. You understand and acknowledge that the Common Stock has not been registered under the Securities Act or any state securities laws and are being offered and sold in reliance upon exemptions provided in the Securities Act and state securities laws for transactions not involving any public offering and, therefore, cannot be resold or transferred unless they are subsequently registered under the Securities Act and such applicable state securities laws or unless an exemption from such registration is available. You also understand that the Company does not have any obligation or intention to register the Common Stock for sale under the Securities Act, any state securities laws or of supplying the information which may be necessary to enable you to sell the Common Stock; and that you have no right to require the registration of the Common Stock under the Securities Act, any state securities laws or other applicable securities regulations. You also understand that sales or transfers of Common Stock are further restricted by the provisions of the Bylaws.

(1) You represent and warrant further that you have no contract, understanding, agreement or arrangement with any person to sell or transfer or pledge to such person or anyone else any of the Common Stock for which you hereby subscribe (in whole or in part); and you represent and warrant that you have no present plans to enter into any such contract, undertaking, agreement or arrangement.

(2) You understand that the Common Stock cannot be sold or transferred without the prior written consent of the Board, which consent may be withheld in its sole and absolute discretion and which consent will be withheld if any such transfer could cause the Company to become subject to regulation under federal law as an investment company or would subject the Company to adverse tax consequences.

(3) You understand that there is no public market for the Common Stock; any disposition of the Common Stock may result in unfavorable tax consequences to you.

(4) You are aware and acknowledge that, because of the substantial restrictions on the transferability of the Common Stock, it may not be possible for you to liquidate your investment in the Company readily, even in the case of an emergency.

x)   Residence. You maintain your domicile at the address shown in the signature page of this Subscription Agreement and you are not merely transient or temporarily resident there.

xi)   Publicly-Traded Company. By the purchase of the Common Stock in the Company, you represent to the Board and the Company that (i) you have neither acquired nor will you transfer or assign any Common Stock you purchase (or any interest therein) or cause any such Common Stock (or any interest therein) to be marketed on or through an "established securities market" or a "secondary market" (or the substantial equivalent thereof) within the meaning of Section 7704(b)(1) of the Code, including, without limitation, an over the-counter-market or an interdealer quotation, system that regularly disseminates firm buy or sell quotations; and (ii) you either (A) are not, and will not become, a partnership, Subchapter S corporation, or grantor trust for U.S. Federal income tax purposes, or (B) are such an entity, but none of the direct or indirect beneficial owners of any of the Common Stock in such entity have allowed or caused, or will allow or cause, 80 percent or more (or such other percentage as the Board may establish) of the value of such Common Stock to be attributed to your ownership of Common Stock in the Company. Further, you agree that if you determine to transfer or assign any of your Common Stock pursuant to the provisions of the Bylaws you will cause your proposed transferee to agree to the transfer restrictions set forth therein and to make the representations set forth in (i) and (ii) above.

xii)   Awareness of Risks; Taxes. You represent and warrant that you are aware (i) that the Company has limited operating history; (ii) that the Common Stock involve a substantial degree of risk of loss of its entire investment and that there is no assurance of any income from your investment; and (iii) that any federal and/or state income tax benefits which may be available to you may be lost through the adoption of new laws or regulations, to changes to existing laws and regulations and to changes in the interpretation of existing laws and regulations. You further represent that you are relying solely on your own conclusions or the advice of your own counsel or investment representative with respect to tax aspects of any investment in the Company.

xiii)   Capacity to Contract. If you are an individual, you represent that you are over 21 years of age and have the capacity to execute, deliver and perform this Subscription Agreement and the Bylaws. If you are not an individual, you represent and warrant that you are a corporation, partnership, association, joint stock company, trust or unincorporated organization, and were not formed for the specific purpose of acquiring the Common Stock.

xiv)   Power, Authority; Valid Agreement. (i) You have all requisite power and authority to execute, deliver and perform your obligations under this Agreement and the Bylaws and to subscribe for and purchase or otherwise acquire your Common Stock; (ii) your execution of this Agreement and the Bylaws has been authorized by all necessary corporate or other action on your behalf; and (iii) this Agreement and the Bylaws are each valid, binding and enforceable against you in accordance with their respective terms.

xv)   No Conflict: No Violation. The execution and delivery of this Agreement and the Bylaws by you and the performance of your duties and obligations hereunder and thereunder (i) do not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any charter, bylaws, trust agreement, partnership agreement or other governing instrument applicable to you, (B) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which you or any of your Affiliates is a party or by which you or any of them is bound or to which your or any of their properties are subject; (ii) do not require any authorization or approval under or pursuant to any of the foregoing; or (iii) do not violate any statute, regulation, law, order, writ, injunction or decree to which you or any of your Affiliates is subject.

xvi)   No Default. You are not (i) in default (nor has any event occurred which with notice, lapse of time, or both, would constitute a default) in the performance of any obligation, agreement or condition contained in (A) this Agreement or the Bylaws, (B) any provision of any charter, bylaws, trust agreement, partnership agreement or other governing instrument applicable to you, (C) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which you or any of your Affiliates is a party or by which you or any of them is bound or to which your or any of their properties are subject, or (ii) in violation of any statute, regulation, law, order, writ, injunction, judgment or decree applicable to you or any of your Affiliates.

xvii)   No Litigation. There is no litigation, investigation or other proceeding pending or, to your knowledge, threatened against you or any of your Affiliates which, if adversely determined, would adversely affect your business or financial condition or your ability to perform your obligations under this Agreement or the Bylaws.

xviii)   Consents. No consent, approval or authorization of, or filing, registration or qualification with, any court or Governmental Authority on your part is required for the execution and delivery of this Agreement or the Bylaws by you or the performance of your obligations and duties hereunder or thereunder.

b) Survival of Representations and Warranties. All representations and warranties made by you in Section 7 of this Agreement shall survive the execution and delivery of this Agreement, as well as any investigation at any time made by or on behalf of the Company and the issue and sale of the Common Stock.

c) Reliance. You acknowledge that your representations, warranties, acknowledgments and agreements in this Agreement will be relied upon by the Company in determining your suitability as a purchaser of the Common Stock.

d) Further Assurances. You agree to provide, if requested, any additional information that may be requested or required to determine your eligibility to purchase the Common Stock.

e) Indemnification. You hereby agree to indemnify the Company and any Affiliates and to hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney's fees (collectively, a "Loss") due to or arising out of a breach or representation, warranty or agreement by you, whether contained in this Subscription Agreement (including the Suitability Statements) or any other document provided by you to the Company in connection with your investment in the Common Stock. You hereby agree to indemnify the Company and any Affiliates and to hold them harmless against all Loss arising out of the sale or distribution of the Common Stock by you in violation of the Securities Act or other applicable law or any misrepresentation or breach by you with respect to the matters set forth in this Agreement. In addition, you agree to indemnify the Company and any Affiliates and to hold such Persons harmless from and against, any and all Loss, to which they may be put or which they may reasonably incur or sustain by reason of or in connection with any misrepresentation made by you with respect to the matters about which representations and warranties are required by the terms of this Agreement, or any breach of any such warranty or any failure to fulfill any covenants or agreements set forth herein or included in and as defined in the Offering Memorandum. Notwithstanding any provision of this Agreement, you do not waive any right granted to you under any applicable state securities law.

8)   **Certain Agreements and Acknowledgments of the Purchaser.**

a) Agreements. You understand, agree and acknowledge that:

i)   Acceptance. Your subscription for the Common Stock contained in this Agreement may be accepted or rejected, in whole or in part, by the Board in its sole and absolute discretion. No subscription shall be accepted or deemed to be accepted until you have been registered as a Shareholder in the Company on the Closing Date; such admission shall be deemed an acceptance of this Agreement by the Company and the Board for all purposes.

ii)   Irrevocability. Except as provided and under applicable state securities laws, this subscription is and shall be irrevocable, except that you shall have no obligations hereunder if this subscription is rejected for any reason, or if this offering is canceled for any reason.

iii)   No Recommendation. No foreign, federal, or state authority has made a finding or determination as to the fairness for investment of the Common Stock and no foreign, federal or state authority has recommended or endorsed or will recommend or endorse this offering.

iv)   No Disposal. You will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of your Common Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Common Stock) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws and with the terms of the Bylaws.

v)   Update Information. If there should be any change in the information provided by you to the Company or the Board (whether pursuant to this Agreement or otherwise) prior to your purchase of any Common Stock, you will immediately furnish such revised or corrected information to the Company.

9)   General Contractual Matters.

a) Amendments and Waivers. This Agreement may be amended and the observance of any provision hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of you and the Company.

b) Assignment. You agree that neither this Agreement nor any rights, which may accrue to you hereunder, may be transferred or assigned.

c) Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to any party when delivered by hand, when delivered by facsimile, or when mailed, first class postage prepaid, (a) if to you, to you at the address or telecopy number set forth below your signature, or to such other address or telecopy number as you shall have furnished to the Company in writing, and (b) if to the Company, to Ask The Agent, Inc., 2665 N. Atlantic Ave., Ste. 401, Daytona Beach, FL 32118 or to such other address or addresses, or telecopy number or numbers, as the Company shall have furnished to you in writing, provided that any notice to the Company shall be effective only if and when received by the Board.

d) Governing law. This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida without regard to principles of conflict of laws (except insofar as affected by the securities or "blue sky" laws of the State or similar jurisdiction in which the offering described herein has been made to you).

e) Descriptive Headings. The descriptive headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.

f) Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter of this Agreement, and there are no representations, covenants or other agreements except as stated or referred to herein.

g) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

h) Joint and Several Obligations. If you consist of more than one Person, this Agreement shall consist of the joint and several obligation of all such Persons.

i) Red Rock Securities Law ("RRSL") acted as a legal to the Issuer in this Offering. The Purchaser agrees to, and hereby shall indemnify RRSL and any RRSL Affiliates, and shall hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney's fees (collectively, a "Loss") due to the Purchaser's investment in this Offering. The Purchaser does hereby release and forever discharge RRSL, their agents, employees, successors and assigns, and their respective heirs, personal representatives, affiliates, successors and assigns, and any and all persons, firms or corporations liable or who might be claimed to be liable, whether or not herein named, none of whom admit any liability to the undersigned, but all expressly denying liability, from any and all claims, demands, damages, actions, causes of action or suits of any kind or nature whatsoever, which the Purchaser may now have or may hereafter have, arising out of or in any way relating to any and all injuries, economic or emotional loss, and damages of any and every kind, to both person and property, corporately and individually, and also any and all damages that may develop in the future, as a result of or in any way relating to the Purchaser's investment in this Offering.

SIGNATURES AND SUBSCRIBER INFORMATION

If you are in agreement with the foregoing, please sign the enclosed counterparts of this Subscription Agreement and return such counterparts of this Agreement to the Board.

For Execution By The Company:

Ask The Agent, Inc.

BY:

_____

James Beckmann
Chief Executive Officer

(Signature and Information of Purchaser(s) on the following page)

For Completion and Execution By The Investor Subscriber:

The foregoing Subscription Agreement is hereby agreed to by the undersigned as of the date indicated below.

_____
Registered Account Name (Please Print)

Registered Account Address:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Mailing Address (Fill in Mailing Address only if different from Registered Account Address)

Email Address: _____

Primary Phone: _____

Subscriber or Authorized Representative (if not an individual) _____

Total Equity Investment $_____

Total Common Stock Purchased: _____

Social Security or Taxpayer I.D. No. (Must be completed) _____

State in which Subscription Agreement signed: _____

Investor Subscriber Signature:

AGREED TO AND ACCEPTED:

If Holder is an Entity:

Name of Entity: _____

Signature: _____

Name of Authorized Signatory: _____

Title of Authorized Signatory: _____

Address of Entity: _____

Email Address: _____

If Holder is an Individual:

Signature: _____

Name:_____

Address: _____

Email Address: _____

(Remainder of page intentionally left blank)

CUSTODIAL OWNERSHIP

(Check which applies)

_____**Traditional IRA** - Owner and custodian signatures required.

_____**Roth IRA** — Owner and custodian signatures required.

_____**Simplified Employee Pension/Trust (SEP)** — Owner and custodian signatures required.

_____**KEOGH** — Owner and custodian signatures required.

_____**Other**

Owner and custodian signatures required.

_____
Signature

Custodian Information (To be completed by custodian)

Name of Custodian: _____

Mailing Address:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Custodian Tax ID Number: _____

Custodian Tax Account Number: _____

Custodian Phone Number: _____

SIGNATURE AND SUBSCRIBER INFORMATION PAGE
IF PURCHASE IS AN EMPLOYEE BENEFIT PLAN, INDIVIDUAL RETIREMENT ACCOUNT,
KEOGH PLAN, OR OTHER ENTITY

Total Common Stock Subscribed: $_____

Total Dollar Amount: $_____

Executed at: _____, _____

This _____ day of _____, 20_____

Name of Entity: _____
                        (Please Print)

_____
(Signature of Authorized Agent)

_____
(Title)

Taxpayer Identification Number: _____

Address of Principal Offices:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Mailing Address:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Attention: _____

SUITABILITY STATEMENTS
FOR EXECUTION BY INVESTORS WHO ARE INDIVIDUALS

The truth, correctness and completeness of the following information supplied by you is warranted pursuant to the above:

Printed Name of Purchaser: ____

MARK TRUE OR FALSE OR COMPLETE, AS APPROPRIATE

Disclosure of Status as "Accredited Investor" under Regulation D

True **False**

1. ____ ____ You are a natural person (individual) whose own net worth, taken together with the net worth of your spouse, exceeds $1,000,000. Net worth for this purpose means total assets (including personal property and other assets) in excess of total liabilities EXCLUDING your primary residence.

Except as provided in paragraph (2) of this section, for purposes of calculating net worth under this paragraph:

(i) The person's primary residence shall not be included as an asset;

(ii) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(iii) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability

2. ____ ____ You are a natural person (individual) who had an individual income in excess of $200,000 in each of the two previous years, or joint income with your spouse in excess of $300,000 in each of those years, and who reasonably expects to reach the same income level in the current year.

3. ____ ____ You are a director, executive officer, or Manager of the Company or a director, executive officer of the Manager of the Company.

4. ____ ____ You have such knowledge and experience in financial and business matters that you are capable of evaluating the merits and risks of investing in the Common Stock.

Disclosure of Foreign Citizenship

True **False**

1. ____ ____ You are a citizen of a country other than the United States.

If the answer to the preceding question is true, specify on the line below the country of which you are a citizen.

____

<center>**SUITABILITY STATEMENTS**
FOR EXECUTION BY INVESTORS WHO ARE ENTITIES</center>

Printed Name of Purchaser Entity:

_____

Printed Name of Authorized
Representative:_____

MARK TRUE OR FALSE OR COMPLETE, AS APPROPRIATE

Disclosure of Status as "Accredited Investor" under Regulation D

        True   **False**

1.   ____   ____   You are either :

        (i) a bank, or any savings and loan association or other institution acting in its individual or fiduciary capacity;
        (ii) a broker dealer;
        (iii) an insurance company;
        (iv) an investment company or a business development company under the Investment Company Act of 1940;
        (v) a Small Business Investment Company licensed by the U.S. Small Business Administration; or
        (vi) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan whose total assets are in excess of $5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors.

2.   ____   ____   You are a private business development company as defined under the Investment Advisers Act of 1940.

3.   ____   ____   You are either:

        (i) an organization described in Section 501(c)(3) of the Internal Revenue Code;
        (ii) a corporation;
        (iii) a Massachusetts or similar business trust; or
        (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered and in each case with total assets in excess of $5,000,000.

        True   **False**

4.   ____   ____   You are an entity as to which all the equity owners are accredited investors.

5.   ____   ____   You are a trust, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000 and whose purchase is directed by a sophisticated person.

6.   ____   ____   You (i) were not formed, and (ii) are not being utilized, primarily for the purpose of making an investment in the Company (and investment in this Company does not exceed 40% of the aggregate capital committed to you by your partners, shareholders or others).

7.   ____   ____   You are, or are acting on behalf of, (i) an employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not-such plan is subject to ERISA; or (ii) an entity which is deemed to hold the assets of any such employee benefit plan pursuant to 29 C.F.R. § 2510.3-101. For example, a plan that is maintained by a foreign corporation, governmental entity or church, a Keogh plan covering no common-law employees and an individual retirement account are employee benefit plans within the meaning of Section 3(3) of ERISA but generally are not subject to ERISA.

8.   ____   ____   You are, or are acting on behalf of, such an employee benefit plan, or are an entity deemed to hold the assets of any such plan or plans (i.e., you are subject to ERISA).

9.   ____   ____   You are a U.S. pension trust or governmental plan qualified under Section 401(a) of the Code or a U.S. tax-exempt organization qualified under Section 501(c)(3) of the Code.

10.   ____   ____   You rely on the "private investment company" exclusion provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 to avoid registration and regulation under such Act.

Disclosure of Foreign Citizenship

True   **False**

1.   ____   ____   You are an entity organized under the laws of a jurisdiction other than those of the United States or any state, territory or possession of the United States (a "Foreign Entity").

2.   ____   ____   You are a government other than the government of the United States or of any state, territory or possession of the United States (a "Foreign Government").

3.   ____   ____   You are a corporation of which, in the aggregate, more than one-fourth of the capital stock is owned of record or voted by Foreign Citizens, Foreign Entities, Foreign Corporations (as defined below) or Foreign Company (as defined below) (a "Foreign Corporation").

4.   ____   ____   You are a general or limited partnership of which any general or limited partner is a Foreign Citizen, Foreign Entity, Foreign Government, Foreign Corporation or Foreign Company (as defined below) (a "Foreign Company").

5.   ____   ____   You are a representative of, or entity controlled by, any of the entities listed in items 1 through 4 above.

(The remainder of this page intentionally left blank)

EXHIBIT A TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASER THAT IS A PARTNERSHIP OR LIMITED LIABILITY COMPANY

CERTIFICATE OF ____ (the "Partnership")
(Name of Company)

The undersigned, constituting all of the partners/members of the Partnership that must consent to the proposed investment by the Partnership hereby certify as follows:

1. That the Partnership commenced business on and was established under the laws of the State of ___________________________ on ________________________ and is governed by a Partnership/Bylaws.

2. That, as the partners/members of the Partnership, we have the authority to determine, and have determined, (i) that the investment in, and the purchase of an interest in Ask The Agent, Inc. is of benefit to the Partnership, and (ii) to make such investment on behalf of the Partnership.

3. That ____________________________ *(name of signatory)* is authorized to execute all necessary documents in connection with our investment in Ask The Agent, Inc.

IN WITNESS WHEREOF, we have executed this certificate as the partners of the Partnership effective as of ______________________, 20__________, and declare that it is truthful and correct.

____
(Name of Partnership)

Signature:____

Name: ____

Title: ____

EXHIBIT B TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASER THAT IS A TRUST

CERTIFICATE OF ____ (the "Trust")
(Name of Trust)

The undersigned, constituting all of the trustees of the Trust, hereby certify as follows:

1. That the Trust was established pursuant to a Trust Agreement dated _________________, ________ (the "Agreement").

2. That, as the trustee(s) of the Trust, we have determined that the investment in, and the purchase of, Common Stock in Ask The Agent, Inc. is of benefit to the Trust and have determined to make such investment on behalf of the Trust.

3. That __________________________________ is authorized to execute, on behalf of the Trust, any and all documents in connection with the Trust's investment in Ask The Agent, Inc.

IN WITNESS THEREOF, we have executed this certificate as the trustee(s) of the Trust this ____________day of _________________, 20_________, and declare that it is truthful and correct.

Signature:____

Name of Trust: ____

Trustee Name:____

Trustee Signature:____

EXHIBIT C TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASE THAT IS A CORPORATION

CERTIFICATE OF ____ (the "Corporation")
(Name of Corporation)

The undersigned, being the duly authorized agent of the Corporation, hereby certifies as follows:

1. That the Corporation commenced business on and was incorporated under the laws of the State of __________.

2. That the Board of Directors of the Corporation has determined, or appropriate officers under authority of the Board of Directors have determined, that the investment in, and purchase of, the Common Stock in Ask The Agent, Inc. is of benefit to the Corporation and has determined to make such investment on behalf of the Corporation. Attached hereto is a true, correct and complete copy of resolutions of the Board of Directors (or an appropriate committee thereof) of the Corporation duly authorizing this investment, and said resolutions have not been revoked, rescinded or modified and remain in full force and effect.

3. That the following named individuals are duly elected officers of the Corporation, who hold the offices set opposite their respective names and who are duly authorized to execute any and all documents in connection with the Corporation's investment in Ask The Agent, Inc. and that the signatures written opposite their names and titles are their correct and genuine signatures.

Name ____________________________________

Title _____________________________________

Signature__________________________________

EXHIBIT B: ARTICLES OF INCORPORATION



FLORIDA DEPARTMENT OF STATE
Division of Corporations

August 12, 2024

JAMES BECKMANN
2665 N. ATLANTIC AVE.
SUITE 401
DAYTONA BEACH, FL 32118

Re: Document Number P22000038410

The Articles of Amendment to the Articles of Incorporation for ASK THE AGENT, INC.,
a Florida corporation, were filed on August 7, 2024.

The certification requested is enclosed.

Should you have any question regarding this matter, please telephone (850) 245-6050,
the Amendment Filing Section.

Anissa Butler
Regulatory Specialist II
Division of Corporations   Letter Number: 224A00017759



State of Florida

Department of State

I certify the attached is a true and correct copy of the Articles of Amendment, filed on August 7, 2024, to Articles of Incorporation for ASK THE AGENT, INC., a Florida corporation, as shown by the records of this office.

The document number of this corporation is P22000038410.

Given under my hand and the Great Seal of the State of Florida at Tallahassee, the Capital, this the Twelfth day of August, 2024



Cord Byrd
Secretary of State

CR2E022 (01-11)

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
ASK THE AGENT, INC.
a Florida corporation

Pursuant to Section 607.1007 of the Business Corporation Act of the State of Florida (the "Act"), the undersigned, being the Chief Executive Officer of Ask The Agent, Inc. (hereinafter the "Corporation"), a Florida corporation, and desiring to amend and restate its Articles of Incorporation (the "Articles"), does hereby certify:

FIRST: The name of the corporation is Ask The Agent, Inc. Articles of Incorporation were filed with the Secretary of State of Florida on May 5, 2022, Document No. P22000038410.

SECOND: Amended and restated articles of incorporation were adopted by all of the directors and a majority of the holders of the voting stock of the Corporation pursuant to sections 607.0821 and 607.0704 of the Florida Business Corporation Act on April 26, 2024. The number of votes cast for the amendment to the Corporation's Articles of Incorporation was sufficient for approval.

THIRD: The text of the Articles of Incorporation of this Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I: NAME

The name of this Corporation is Ask The Agent, Inc.

ARTICLE II: TERM

The term of existence of the Corporation is perpetual.

ARTICLE III: PURPOSE

The Corporation may transact any and all lawful business for which corporations may be organized under the Act.

ARTICLE IV: PRINCIPAL OFFICE AND MAILING ADDRESS

The principal office and mailing address of the Corporation is 2665 N. Atlantic Ave., Ste. 401, Daytona Beach, FL 32118.

ARTICLE V: CAPITAL STOCK

SECTION 1: The total number of shares of stock which the Corporation shall have authority to issue is 100,000,000 shares. The Corporation is authorized to issue one class of stock to be designated, respectfully, "**Common Stock**".

The authorized number of shares of any class of capital stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the shares of capital stock of the Corporation entitled to vote on the matter and, except as may otherwise be provided in these Articles of Incorporation, as they may be amended from time-to-time.

SECTION 2: The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations, or restrictions thereof in respect to the class of capital stock of the Corporation.

1. Dividends: Except as otherwise provided by the Act or this Certificate, dividends may be declared and paid on the Common Stock at such times and in such amounts as the board of directors, in its discretion, shall determine.

2. Voting Rights: Each holder of shares of Common Stock will be entitled to one vote for each share thereof held are the record date of determination of the stockholders entitled to vote on all matters voted upon by the stockholders of the Corporation, or if no such record date, the date such vote is take or any written consent of stockholders is solicited.

3. Liquidation: In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Common Stock shall be entitled to receive the assets of the Corporation available for distribution to shareholders ratably in proportion to the number of shares held by them in the same manner as payment of dividends under Article FIFTH Section 2.1.

4. Conversion: The Common Stock shall not be convertible into, or exchangeable for, shares of any other class or of any other series of the same class of the Corporation's capital stock.

5. Redemption: The holders of the Common Stock shall not have any right at any time to require the redemption of any of the shares of Common Stock.

6. Preemptive Rights. No holder of Common Stock shall have any preemptive rights with respect to the Common Stock or any other securities of the Corporation, or to any obligations convertible (directly or indirectly) into securities of the Corporation whether now or hereafter authorized.

7. Reservation of Stock: The Corporation will not reserve any of its authorized but unissued shares of Common Stock.

ARTICLE VI: DIRECTORS AND OFFICERS

1. Number of Directors: The number of directors of the Company shall be the number from time to time fixed by the shareholders or by the directors, in accordance with the provisions of the bylaws of the Company, but at no time shall the number of directors be less than one.

2. The initial officer and director of the Corporation is Chief Executive Officer James Beckmann.

ARTICLE VII: BYLAWS

In furtherance and not in limitation of the powers conferred by the laws of the State of Florida, the board of directors of the Corporation is expressly authorized to make, alter and repeal the bylaws of the Corporation.

ARTICLE VIII: INDEMNIFICATION

The Corporation shall indemnify any present officer or director, or person exercising powers and duties of an officer or a director, to the full extent now or hereafter permitted by law.

ARTICLE IX:

These Articles of Incorporation and the internal affairs of the Corporation shall be governed by and interpreted under the laws of the State of Florida, excluding its conflict of laws principles. Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Volusia County (or the appropriate Florida federal court) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer (or affiliate of any of the foregoing) of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Florida Statutes or the Corporation's Amended and Restated Articles of Incorporation or Bylaws, or (iv) any other action asserting a claim arising under, in connection with, and governed by the internal affairs doctrine.

ARTICLE X: REGISTERED AGENT AND OFFICE

The street address of the registered office of the Company shall be 2665 N. Atlantic Ave., Ste. 401, Daytona Beach, FL 32118, and the registered agent of the Company at such address shall be James Beckmann.

The undersigned, being the Chief Executive Officer for the purpose of filing this Certificate with the State of Florida and in pursuance of the general corporation law of the State of Florida does make and file this Certificate hereby declaring and certifying the facts above stated are true and, accordingly has set his hand this <mark>26 day of April, 2024</mark>.

By: *James Beckmann*
Authorized Officer

Name: James Beckmann
Print or Type

Electronic Articles of Incorporation
For

P22000038410
FILED
May 05, 2022
Sec. Of State
tburch

ASK THE AGENT, INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

ASK THE AGENT, INC.

Article II

The principal place of business address:

2665 N. ATLANTIC AVE
STE 401
DAYTONA BEACH, FL. US 32118

The mailing address of the corporation is:

2665 N. ATLANTIC AVE
STE 401
DAYTONA BEACH, FL. US 32118

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

100,000,000

Article V

The name and Florida street address of the registered agent is:

JAMES BECKMANN
2665 N. ATLANTIC AVE
STE 401
DAYTONA BEACH, FL. 32118

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: JAMES BECKMANN

P22000038410
FILED
May 05, 2022
Sec. Of State
tburch

Article VI

The name and address of the incorporator is:

JAY LUCAS
2665 N. ATLANTIC AVE
STE 401
DAYTONA BEACH, FL 32118

Electronic Signature of Incorporator: JAY LUCAS

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: PRES
JAMES BECKMANN
2665 N. ATLANTIC AVE
DAYTONA BEACH, FL. 32118 US

Article VIII

The effective date for this corporation shall be:

05/05/2022

EXHIBIT D: BYLAWS

BYLAWS OF
ASK THE AGENT, INC.

ARTICLE I
OFFICES

1.1   **Principal Office.** The principal office of Ask The Agent, Inc., a Florida corporation, (the "Corporation") shall be located at such location within or without the State of Florida as is designated in its articles of incorporation or the most recent annual report filed with the Secretary of State of the State of Florida. Certain books and records are required by these bylaws to be maintained by the Corporation at its principal office. The Corporation may maintain such additional offices, either within or without the State of Florida as are necessary or convenient for the operation of its business.

1.2   **Registered Agent.** The Registered Agent of the Corporation shall be James Beckmann. The registered office is the office at which service of process may be served on the Corporation and may, but need not, be the same as the principal office. The registered office of the Corporation may not be changed without filing a notice of the change with Secretary of State of Florida.

ARTICLE II
SHAREHOLDERS

2.1   **Annual Shareholders' Meetings.** The annual meeting of the shareholders will be held at a date and time as set by the board of directors. At the annual meeting, the shareholders must elect a board of directors and may transact any other business that may legally come before the meeting.

2.2   **Remote Meeting**. Shareholders may participate in a meeting of the shareholders by means of electronic communication by which all persons participating in the meeting can hear each other during the meeting. A shareholder participating in a meeting by this means is deemed to be present in person at the meeting.

2.3   **Special Shareholders' Meetings.** Special meetings of the shareholders may be called by the CEO, the board of directors, or shareholders holding at least 10% of all votes entitled to be cast on any issue proposed to be considered at the special meeting. If the special meeting is called by shareholders, such shareholders must sign, date, and deliver to the secretary one or more written demands for the special meeting, describing the purpose or purposes for which it is to be held. The record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs the demand. Only business within the purpose or purposes described in the notice of the meeting may be conducted at a special meeting.

2.4   **Place of Shareholders' Meetings.** Meetings of the shareholders shall be held at such place within or without the State of Florida as designated by the board of directors or the person or persons calling the meeting. The board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of electronic transmission by which all parties participating may communicate with each other during the meeting.

2.5   **Notice of Shareholders' Meetings.**

2.5.1 **Required Notice.** Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting. Notice shall be given to each stockholder entitled to vote at such meeting and to any other shareholder entitled to receive notice of the meeting under the Florida Business Corporation Act (the "Act") or the articles of incorporation. Such notice shall specify the place, if any, date and hour, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at any such meeting. In the case of special meetings, the notice shall include the purpose or purposes of the meeting. Notice of shareholders' meetings may be given by electronic communication.

2.5.2 **Effective Date.** A notice of a meeting of the shareholders will be deemed effective at the earlier of:

1.   When received;

2.   When deposited in the United States mail, with postage prepaid, addressed to the shareholder at the shareholder's address as it appears on the Corporation's current record of shareholders;

3.   Five days after deposit in the United States mail, if mailed, with postage prepaid, to the shareholder at an address where the shareholder receives mail other than the address that appears on the Corporation's current record of shareholders; or

4.   On the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed on behalf of the addressee.

5.   Electronic transmission is effective when it has been made to the data address of the shareholder or when it has been made in a manner otherwise authorized by the shareholder.

2.5.3 **Meetings for Special Purposes.** If a purpose of any shareholder meeting is to consider a proposed amendment to the articles of incorporation; a plan of merger or share exchange; the sale, lease, exchange, or other disposition of all, or substantially all of the Corporation's property; the dissolution of the Corporation; or the removal of a director, the notice must so state and must be accompanied by the items required by the Act.

2.5.4 **Adjourned Meeting.** When a meeting is adjourned for more than 120 days after the date fixed for the original meeting, or when a redetermination of the persons entitled to receive notice of the adjourned meeting is required by law, notice of the adjourned meeting must be given in the same manner as required for an original meeting. In all other cases, no notice of the adjournment or of the business to be transacted at the adjourned meeting need be given other than by announcement at the original meeting before adjournment.

2.5.5 **Waiver of Notice.** A shareholder entitled to notice may waive notice of a meeting of the shareholders by delivering a signed written waiver to the Corporation or by electronic transmission by such shareholder. The waiver will be effective whether signed before or after the meeting. A shareholder's attendance at a meeting waives the right to object to lack of notice or defective notice of the meeting, unless the shareholder objects to holding the meeting at the beginning of the meeting. A shareholder's attendance at a meeting also waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented. Any shareholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

2.6 **Shareholders of Record.** The persons entitled to receive notice of or to vote at any shareholders' meeting will be those persons designated as shareholders in the stock transfer books of the Corporation at the close of business on the day prior to the date the notice is mailed or otherwise transmitted, or on such other date as determined in advance by the board of directors, which date may not be more than 70 or less than 10 days before the meeting. If the meeting is a special shareholders' meeting demanded by shareholders, the persons entitled to receive notice of the meeting and to vote will be determined as of the date the first shareholder signs the demand, unless otherwise determined in advance by the board of directors.

2.7 **Shareholders' List.** The secretary must make a complete record of the shareholders entitled to vote at each meeting, arranged in alphabetical or numerical order, showing the mailing address of each shareholder if the shareholder is identified by name, or the shareholder's authorized means of receipt for electronic transmissions if the shareholder is identified by data address, or both the mailing address and data address. The record shall include the number of shares held by each shareholder. The shareholders' list must be available, at the Corporation's principal office, for inspection by any shareholder, or the shareholder's agent or attorney, for a period of ten (10) days prior to the date of the meeting, adjournment, or payment.

2.8 **Quorum.**

2.8.1 **Required Quorum.** A majority of the shares entitled to vote, represented in person, by proxy, or by remote electronic communication, constitutes a quorum for the transaction of business at any shareholders' meeting. If a person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened, the shares held by that person or represented by a proxy given to that person will not be included for purposes of determining whether a quorum is present. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting as provided above, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment thereof, unless a new notice is or must be given for the adjourned meeting or a new record date must be set for the meeting. The persons present, in person or via electronic transmission, at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough persons to leave less than a quorum.

2.8.2 **Adjournment to Obtain Quorum.** In the absence of a quorum, a majority of the shares represented in person, via electronic transmission, or by proxy may, subject to the requirements of notice and record date set forth in these bylaws, adjourn a shareholders' meeting from time to time until a quorum attend. Any business which might have been transacted at the original meeting may be transacted at the adjourned meeting if a quorum exists.

2.9 **Voting of Shares.**

2.9.1 **One Share, One Vote.** Each shareholder is entitled to one vote on each matter submitted to a vote at a meeting of the shareholders for each share of voting stock standing in the name of the shareholder on the stock transfer books of the Corporation.

2.9.2 **Proxies.** At any meeting of shareholders, any holder of shares entitled to vote may designate, in a manner permitted by the laws of the State of Florida, another person or persons to act as a proxy or proxies. No proxy is valid after the expiration of six (6) months from the date of its creation, unless it is coupled with an interest or unless otherwise specified in the proxy. In no event shall the term of a proxy exceed seven (7) years from the date of its creation. Every proxy shall continue in full force and effect until its expiration or revocation in a manner permitted by the laws of the State of Florida.

2.9.3 **Shares Owned by Corporation.** Shares held in the name of another corporation may be voted by such officer, agent, or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of the Corporation holding the shares may determine. However, shares held in the name of another corporation are not entitled to vote if this corporation owns, directly or indirectly, a majority of the shares entitled to vote for the directors of the other corporation.

2.9.4 **Shares Held by Fiduciary.** Shares held by a personal representative, administrator, executor, guardian, or conservator may be voted by that person, either in person or by proxy, without a transfer of such shares into the name of that person. Shares held in the name of a trustee may be voted by the trustee, either in person, via electronic transmission, or by proxy, but no trustee is entitled to vote shares held by that trustee without a transfer of such shares into the name of the trustee.

2.9.5 **Shares Held by Receiver.** Shares standing in the name of a receiver may be voted by the receiver, and shares held by or under the control of a receiver may be voted by the receiver without being transferred into the receiver's name if authority to do so is contained in an appropriate order of the court by which the receiver was appointed.

2.9.6 **Pledged Shares.** A shareholder whose shares are pledged is entitled to vote such shares until the shares have been transferred into the name of the secured party, and thereafter the secured party is entitled to vote the shares so transferred.

2.9.7 **Rejection of Vote.** The Corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signor's authority to sign for the shareholder.

2.9.8 **Joint Owners of Shares.** If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting or giving consent shall have the following effect: (a) if only one (1) votes, such person's act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally. If the instrument filed with the secretary shows that any such tenancy is held in unequal interests, shall be a majority or even split in interest.

2.10   **Shareholder Decisions.**

2.10.1   **Majority Vote.** When a quorum is present or represented at any shareholders' meeting in person or by proxy and entitled to vote on the subject matter, action on any matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the vote of a greater number is required by law, the articles of incorporation, or these bylaws, in which case the contrary provision is controlling.

2.10.2   **Election of Directors.** The number of director candidates equal to the number of directors to be elected who receive the largest number of votes cast by the shares entitled to vote in the election at a shareholders' meeting at which a quorum is present will be elected to serve as members of the board of directors.

2.10.3   **Shareholder Action by Consent.** Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if a consent in writing or electronic transmission, setting forth the action so taken, is signed by the shareholders entitled to vote holding not less than the minimum number of shares that would be necessary to authorize or take such action at a meeting with respect to the subject matter thereof and the consent is delivered to the Corporation for inclusion in the minute book. If the act to be taken requires that notice be given to nonvoting shareholders, the Corporation must give the nonvoting shareholders written notice of the proposed action not more than ten (10) days after the action is taken, which notice must contain or be accompanied by the same material that would have been required if a formal meeting had been called to consider the action. A consent signed under this section has the effect of a meeting vote and may be described as such in any document. If more than one counterpart of a consent is signed by shareholders, all counterparts will be considered one document. If action is taken by less than unanimous written consent of the voting shareholders, the Corporation shall give its nonconsenting voting shareholders written notice of the action not more than ten (10) days after written consents sufficient to take the action have been delivered to the Corporation.

2.11   **Order of Business**. At the annual shareholder's meeting, the regular order of business shall be as follows:

(a) Determination of shareholders present and existence of quorum, in person or by proxy;

(b) Reading and approval of the minutes of the previous meeting or meetings;

(c) Reports of the board of directors, and, if any, the CEO, treasurer and secretary of the Corporation;

(d) Reports of committees;

(e) Election of directors;

(f) Unfinished business;

(g) New business;

(h) Adjournment.

ARTICLE III
DIRECTORS

3.1 **Corporate Powers.** The business and affairs of the Corporation will be managed and controlled by the board of directors. All corporate powers must be exercised by, or under the authority of, the board of directors.

3.2 **Number, Tenure, and Qualifications.**

3.2.1 **Number.** The authorized number of directors of the Corporation shall be fixed by resolution of the board of directors from time to time. The board of directors will consist of at least one (1), but no more than three (3) individuals. If only one director is named in these bylaws or is serving at any time, words in the plural referring to directors will include the singular.

3.2.2 **Term.** Each of the initial directors will hold office until the first annual shareholders' meeting, and each director elected thereafter will hold office until the next annual shareholders' meeting following his or her election. Despite the expiration of a director's term, he or she will continue to serve until the election and qualification of his or her successor. However, the term of a director will terminate immediately on the director's death, resignation, or removal, and the director will not continue to serve.

3.2.3 **Qualifications.** Unless required by the articles of incorporation, it is not necessary that directors be residents of the State of Florida or shareholders of the Corporation.

3.3 **Annual Meetings.** A regular annual meeting of the board of directors will be held immediately after the adjournment of the annual shareholders' meeting and in the same place, if any, as the shareholders' meeting.

3.4 **Special Meetings.** Special meetings of the board of directors may be called at any time by the CEO or by any director for any purpose. The person calling the special meeting of the board of directors may fix any place, if any, for holding the meeting within the county in which the Corporation has its principal place of business. Special meetings may be held in other locations with the consent of all directors.

3.5 **Notice of Board of Directors Meetings.**

3.5.1 **Annual Meetings.** No notice of annual meetings of the board of directors other than these bylaws is required.

3.5.2 **Special Meetings.** A special meeting of the board of directors must be preceded by at least a two days' notice of the date, time, and place, if any, of the meeting. Unless otherwise required by the articles of incorporation, the notice of a special meeting must specify the purposes of the meeting or the business to be transacted.

3.5.3   **Form and Effect.** Notice of a special meeting of the board of directors may be given orally, in writing, or via electronic transmission. If notice is given orally, it will be effective when communicated if communicated in a comprehensible manner. If the notice is given in writing, it will be effective at the earliest of the following:

a.   When received;

b.   Two (2) days after deposit in the United States mail, with postage prepaid, addressed to the director either at the director's business office or the address of the director that appears on the Corporation's current records of shareholders; or

c.   On the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed on behalf of the addressee.

d.   Electronic transmission is effective when it has been made to the data address of the shareholder or when it has been made in a manner otherwise authorized by the shareholder.

3.5.4   **Waiver of Notice.** A director entitled to notice may waive notice of a meeting of the board of directors by a signed document delivered to the secretary. The waiver will be effective whether signed before or after the meeting. A director's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the director at the beginning of the meeting, or promptly upon the director's arrival, objects to holding the meeting, or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.5.5   **Quorum.** A majority of the number of directors in office immediately before the meeting begins constitutes a quorum for the transaction of business at any meeting of the board of directors.

3.6   **Action by Board of Directors.**

3.6.1   **Director's Meeting.** The affirmative vote of a majority of directors present in person or by electronic communications at a meeting at which a quorum is present will be the act of the board of directors, unless the vote of a greater number of directors is required by law, the articles of incorporation, or these bylaws.

3.6.2   **Written Consent.** Any action required or permitted to be taken at a meeting of the board of directors may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by a majority of the directors and delivered to the Corporation for inclusion in the minute book. A consent signed under this section has the effect of a meeting vote and may be described as such in any document. If more than one counterpart of a consent is signed by directors, all counterparts will be considered one document.

3.6.3   **Remote Meetings.** Any director may participate in a meeting of the directors by means of electronic communication by which all persons participating in the meeting can hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

3.7 **Removal of Directors.** Any director may be removed with or without cause by an affirmative vote of sixty-five percent (65%) the shareholders eligible to vote. A director may only be removed by the shareholders at a special meeting called for the purpose of removing the director, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

3.8 **Board of Directors' Vacancies.** Unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the shareholders may fill the vacancy by electing a director. During such time that the shareholders fail or are unable to fill a vacancy, the board of directors may fill the vacancy. If the directors remaining in office constitute less than a quorum of the board of directors, the remaining directors may fill the vacancy by the affirmative vote of a majority of their number. The term of a director elected to fill a vacancy expires at the next annual shareholders' meeting (although the director may continue to serve after the expiration of the term as provided in the section of these bylaws relating to directors' terms).

3.9 **Compensation of Directors.** By resolution of the board of directors, the directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting or a stated salary as director. No such payments shall prevent any director from serving the Corporation in any other capacity and receiving compensation for that service.

3.10 **Committees.** Except as otherwise restricted by the laws of the State of Florida or the articles of incorporation, the board of directors has full control over the affairs of the corporation. The board of directors may delegate any of its authority to manage, control, or conduct the business of the Corporation to one or more committees and appoint members of the board of directors to serve on them. Each committee must have two or more members, who serve at the pleasure of the board of directors. Creation of a committee and appointment of members to it must be approved by a majority of all the directors in office when the action is taken. Any such committee will have and may exercise all of the authority granted by the board of directors for the management of the Corporation except to the extent such delegation of authority is prohibited by law.

3.11 **Organization.** Meetings of the board of directors shall be presided over by the chair of the board, or in the chair's absence by the chief executive officer, or in the absence of both by a director chosen at the meeting. The secretary shall act as secretary of the meeting, but in the absence of the secretary, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

3.12 **Presumption of Assent.** A director of the Corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless: (i) the director objects at the beginning of the meeting, or promptly upon the director's arrival, to holding the meeting or transacting business at the meeting; (ii) such director's dissent or abstention from the action taken is entered in the minutes of the meeting; or (iii) the director delivers written notice of the director's dissent or abstention to the presiding officer of the meeting before the adjournment of the meeting or to the Corporation within a reasonable time after adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.13   **Director Liability**. Each director is required, individually and collectively, to act in good faith, with reasonable and prudent care, and in the best interest of the Corporation. If a director acts in accordance with Sections 607.0830 and 607.0831 of the Act, then they shall be immune from liability arising from official acts on behalf of the Corporation. Directors are presumed to act in compliance with Sections 607.0830 and 607.0831 of the Act.

3.14.   **Order of Business.** The order of business at any meeting of the board of directors shall be as follows:

(a) Determination of members present and existence of quorum;

(b) Reading and approval of the minutes of any previous meeting or meetings;

(c) Reports of officers and committeemen;

(d) Election of officers (annual meeting);

(e) Unfinished business;

(f) New business;

(g) Adjournment.

ARTICLE IV
OFFICERS

4.1   **Appointment.** The officers of this Corporation will be a CEO, a secretary, and a treasurer, who will be appointed by the board of directors. The board of directors may appoint additional officers or assistant officers, from time to time. The same individual may simultaneously hold more than one office unless specifically prohibited therefrom by law. An officer may, but need not, be a shareholder or a member of the board of directors.

4.2   **Term of Office.** Each officer will hold office for a term of one (1) year or until the earlier of the following:

a.   The officer's successor is appointed;

b.   The officer resigns; or

c.   The officer is removed in accordance with the Bylaws hereof. The designation of a specified term does not grant any contract rights to any officer.

4.3   **Removal.** The board of directors may remove any officer at any time, with or without cause.

4.4　**Resignation.** Any officer may resign at any time by giving notice in writing or by electronic transmission to the board of directors or to the CEO. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

4.5　**Compensation.** The compensation of the officers of the Corporation, if any, will be fixed by the board of directors.

4.6　**Vacancies.** Any vacancy in any office because of death, resignation, removal or otherwise may be filled by the board of directors for the unexpired portion of the term of such office.

4.7　**Duties.** Each officer has the authority and must perform the duties set forth in these bylaws and to the extent consistent with these bylaws, the duties prescribed, from time to time, by the board of directors or by direction of an officer authorized by the board of directors to prescribe the duties of other officers.

4.8　**Chief Executive Officer.** The Chief Executive Officer of the Corporation (the "CEO"), subject to the control of the board of directors, has responsibility for the conduct and management of the business and fiscal affairs of the Corporation and the general supervision of its property, business interests, and agents. The CEO, or a person designated by the CEO, must preside at all meetings of the shareholders and directors, unless otherwise ordered by the board of directors. The CEO may sign, with the secretary or any other proper officer of the Corporation authorized by the board of directors, certificates for shares of the Corporation and deeds, mortgages, bonds, contracts, or other instruments that the board of directors has authorized to be executed, except in cases where the signing and execution thereof is expressly delegated by the board of directors or these bylaws to some other officer or agent of the Corporation, or is required by law to be otherwise signed or executed.

4.9　**Vice Presidents.** In the absence of the CEO or in the event of the CEO's death, inability or refusal to act, the vice president (or in the event there shall be more than one vice president, the vice presidents in the order designated at the time of their appointment, or in the absence of any designation then in the order of their appointment) shall perform the duties of the CEO, and when so acting shall have all the powers of and be subject to all the restrictions upon the CEO; and shall perform such other duties as from time to time may be assigned to the vice president by the CEO or by the board of directors.

4.10　**Secretary.** The secretary must:

4.10.1　**Minute Book.** Keep or cause to be kept at the principal office, or such other place as the board of directors may order, a book of minutes of all meetings of directors and shareholders showing the time and place of the meeting, whether it was a regular or special meeting, and if a special meeting, how authorized, the notice given, the names of those present at directors' meetings, the number of shareholders present or represented at shareholders' meetings, and the proceedings at those meetings;

4.10.2 **Stock Transfer Records.** Keep or cause to be kept at the principal office of the Corporation, or at the office of the Corporation's transfer agent, a stock transfer book, or a duplicate stock transfer book, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for such shares, if any, and the number and date of cancellation of certificates surrendered for cancellation, if any;

4.10.3 **Notices.** Give or cause to be given notice of the meetings of the shareholders and board of directors as is required by these bylaws;

4.10.4 **Sign Documents.** Sign with the CEO, or a vice-president if any, certificates for shares of the Corporation, if any, the issuance of which must have been authorized by resolution of the board of directors; and

4.10.5 **Certification.** When requested or required, certify any records of the Corporation.

3.7. **Assistant Secretaries.** The board of directors may appoint one or more assistant secretaries who shall have such powers and perform such duties as may be prescribed by the board of directors or the secretary.

4.11 **Treasurer.** The treasurer must:

4.10.1 **Financial Administration.** Be responsible for the administration of the financial affairs of the Corporation and have charge and custody of, and be responsible for, all funds and securities of the Corporation;

4.10.2 **Receipts and Deposits.** Receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such money in the name of the Corporation in such banks, trust companies, or other depositories as must be selected by the board of directors; and

4.10.3 **Bonding.** If required by the board of directors, give a bond for the faithful discharge of the treasurer's duties in such sums and with such security or surety as the board of directors may require.

3.9. **Assistant Treasurers.** The board of directors may appoint one or more assistant treasurers who shall have such powers and perform such duties as may be prescribed by the board of directors or the treasurer.

ARTICLE V
SHARES OF CAPITAL STOCK & CERTIFICATES

5.1 **Issuance of Stock.** Shares of capital stock of any class now or hereafter authorized, securities convertible into or exchangeable for such stock, or options or other rights to purchase such stock or securities may be issued or granted in accordance with authority granted by resolution of the board of directors.

5.2   **Stock Certificates.** Shares of the capital stock of the Corporation shall be in the form adopted by the board of directors, represented by certificates or uncertificated, may be signed by the Chairman of the board of directors, or the CEO or vice president and the treasurer or the assistant treasurer or the secretary or the assistant secretary of the Corporation, and may be sealed with the seal of the Corporation. If the shares of capital stock of the Corporation are represented by certificates, all such certificates shall be numbered consecutively, and the name of the person owning the shares represented thereby, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

5.2.1   **Form.** In the case that shares of capital stock of the Corporation are represented by certificates, certificates for shares will be in such form as the board of directors may determine. Each certificate for shares must state the following upon its face:

a.   The name of the Corporation and that it is organized under the laws of Florida;

b.   The name of the person to whom it is issued;

c.   The number and class of shares and the designation of the series, if any, that the certificate represents; and

d.   The number of the certificate and its date of issuance.

5.2.2   **Signing Certificates.** The certificates must be signed by the CEO, or a vice-president, and the secretary, or an assistant secretary.

5.2.3   **Shares Without Certificates.** The Corporation may issue shares without certificates.

5.2.4   **Legends.** Legends relating to restrictions on the transfer of shares may be marked on share certificates if required by an agreement to which the Corporation is a party or by action of the board of directors.

5.3   **Transfer of Stock.** Shares of capital stock of the Corporation shall be transferred only on the books of the Corporation, by the holder of record in person, by electronic transmission, or by the holder's duly authorized representative, and in the case of certificated shares, only upon surrender to the Corporation of the certificate for such shares duly endorsed for transfer, together with such other documents (if any) as may be required to effect such transfer. If the shares of capital stock of the Corporation are represented by certificates, the Corporation must issue a new certificate to the person or persons entitled to the shares represented by that certificate, cancel the old certificate, and record the transaction upon its stock transfer books.

5.4   **Lost, Stolen, Destroyed, or Mutilated Certificates.** New stock certificates may be issued to replace certificates alleged to have been lost, stolen, destroyed, or mutilated, upon such terms and conditions, including proof of loss or destruction, and the giving of a satisfactory bond of indemnity, as the board of directors from time to time may determine.

       5.5   **Regulations.** The board of directors shall have the power and authority to make all such rules and regulations not inconsistent with these Bylaws as it may deem expedient concerning the issue, transfer, and registration of shares of capital stock of the Corporation.

       5.6   **Record Date for Stock.** In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than seventy (70) nor less than ten (10) days before the date of such meeting, nor more than seventy (70) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the board of directors may fix a new record date for the adjourned meeting.

       5.7   **List of Shareholders.** The name and address of the person to whom shares are issued, or the identifier and data address to whom shares are issued to, with the number of shares and date of issue, must be entered on the stock transfer books of the Corporation.

       5.8   **Miscellaneous**. The board of directors shall have the power and authority to make such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the Corporation's stock.

ARTICLE VI
INDEMNIFICATION

6.1. **Indemnification.**

(a) **Directors**: Provided the director complies with the standard of care described in Section 3.13 of these bylaws and Sections 607.0851 and 607.0852of the Act, the Corporation shall indemnify any director made a party to a proceeding, brought or threatened, as a consequence of the director acting in their official capacity.

In the event a director is entitled to indemnification by the Corporation, the director shall be indemnified pursuant to the process outlined in Sections 607.0851 through 607.0859 of the Act.

(b) **Officers**: Subject to 607.0851 and 607.0852 of the Act, officers shall be indemnified by the Corporation, so long as the officer acted in a manner substantially similar to and consistent with the standard of care described in Section 607.08411 of the Act. Any officer indemnification shall be limited to proceedings that are directly related to or have arisen out of the officer's acts on behalf of the Corporation.

6.2. **Insurance**. The Corporation shall have the power to purchase and maintain insurance on behalf of and for the benefit of an individual who is or was a director or officer of the Corporation, or who, while a director or officer of the Corporation, is or was serving at the Corporation's request as a director, officer, manager, member, partner, trustee, employee, or agent of another domestic or foreign corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or other enterprise or entity, against any liability asserted against in any such capacity or arising from the person's status as such whether or not the Corporation would have power to indemnify against the same liability under provisions of law.

6.3. **Amendment**. The provisions of this Article 6 relating to indemnification shall constitute a contract between the Corporation and each of its directors and officers which may be modified as to any director or officer only with that person's consent or as specifically provided in this Section 6.3. Notwithstanding any other provision of these bylaws relating to their amendment generally, any repeal or amendment of this Article 6 which is adverse to any director or officer shall apply to such director or officer only on a prospective basis and shall not limit the rights to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these bylaws, no repeal or amendment of these bylaws shall affect any or all of this Article 6 so as to limit or reduce the indemnification in any manner unless adopted by (a) the unanimous vote of the directors of the Corporation then serving, or (b) by the shareholders as set forth in Article 6 hereof; provided, however, that no such amendment shall have retroactive effect inconsistent with the preceding sentence.

6.4. **Changes in Florida Law**. References in this Article 6 to Florida law or to any provision thereof shall be to such law as it existed on the date this Article 6 was adopted or as such law thereafter may be changed. In the case of any change which expands the liability of directors or officers or limits the indemnification rights or the rights to advancement of expenses which the Corporation may provide, the rights to limited liability, to indemnification and to the advancement of expenses provided in the Corporation's articles of incorporation and/or these bylaws shall continue as theretofore to the extent permitted by law. If such change permits the Corporation, without the requirement of any further action by the shareholders or directors, to limit further the liability of directors (or limit the liability of officers) or to provide broader indemnification rights or rights to the advancement of expenses than the Corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

ARTICLE VII
CORPORATE RECORDS

7.1 **Maintenance of Records.** The Corporation must maintain adequate and correct books, records, and accounts of its business and properties. Such records include, without limitation, recorded minutes of all meetings of its shareholders and board of directors, a record of all actions taken by the shareholders or board of directors without a meeting, and a record of all actions taken by a committee of the board of directors in place of the board of directors on behalf of the Corporation, and all additional documents subject to shareholder inspection rights provided for in these bylaws, the articles, or the Act. All of these books, records, and accounts must be kept at the Corporation's principal office.

7.2 **Shareholder Inspection Rights.** If a shareholder of the Corporation gives the Corporation written demand at least five business days before the date on which the shareholder wishes to inspect and copy, a shareholder is entitled to inspect and copy, during regular business hours at the Corporation's principal office, the following records:

7.2.1 The articles of incorporation of the Corporation and all amendments or restatements;

7.2.2 The bylaws of the Corporation and all amendments or restatements;

7.2.3 Resolutions adopted by its board of directors creating one or more classes or series of shares, and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding;

7.2.4 The minutes of all shareholders' meetings, and records of all actions taken by shareholders without a meeting, for the past three years;

7.2.5 All written communications to shareholders generally within the past three years;

7.2.6 A list of the names and business addresses of the Corporation's current directors and officers; and

7.2.7 The Corporation's most recent annual report delivered to the Secretary of State.

ARTICLE VIII
DISTRIBUTIONS

The board of directors may authorize, and the Corporation may make, distributions (including dividends on its outstanding shares) in the manner and on the terms and conditions provided by law and the articles of incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the board of directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the board of directors shall think conducive to the interests of the Corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX
CONTRACTS, LOANS, CHECKS, DEPOSITS

9.1   **Contracts.** The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

A director or officer of the Corporation shall not be disqualified by the director's office from dealing or contracting with the Corporation either as a vendor, purchaser, or otherwise. The fact that any director or officer, or any firm of which any director or officer of the Corporation is a shareholder, officer or director, is in any way interested in any transaction of the Corporation shall not make such transaction void or voidable, or require such director or officer of the Corporation to account to the Corporation for any profits therefrom, so long as the transaction/deal satisfies the requirements of Section 607.0832 of the Act.

9.2   **Loans.** No loans shall be made, or accepted, on behalf of the Corporation, and no evidences of indebtedness shall be issued in the Corporation's name, unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

9.3   **Checks, Drafts, Notes.** All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

9.4   **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositories as the board of directors may select.

9.5   **Voting Securities Held by the Corporation.** The chief executive officer, or such other officer or agent designated by the board of directors, shall have full power and authority on behalf of the Corporation to attend, act at, and vote at any meeting of security or interest holders of other corporations or entities in which the Corporation may hold securities or interests. At the meeting, the chief executive officer or other designated agent shall possess and exercise any and all rights and powers incident to the ownership of the securities or interest with the Corporation holds.

ARTICLE X
CORPORATE SEAL

The board of directors may, but is not required to, provide a corporate seal, which will be circular in form and have inscribed thereon any designation, including the name of the Corporation, the state of its incorporation, and the words "corporate seal."

ARTICLE XI
AMENDMENTS

11.1   **Board of Directors.** The board of directors may amend or repeal these bylaws as provided by law or the articles of incorporation, unless the shareholders, in adopting, amending, or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

11.2   **Shareholders.** Approval by the majority of the shareholders may also amend or repeal these bylaws.

ARTICLE XII
RATIFICATION OF DEFECTIVE CORPORATE ACTION

12.1   **Definitions.** The following words have the meaning as used in this Article:

12.1.1   "Corporate action" means any action taken by or on behalf of the Corporation, including any action taken by the incorporator, the board of directors, a committee of the board of directors, an officer or agent of the Corporation or the shareholders.

12.1.2   "Date of the defective corporate action" means the date (or the approximate date, if the exact date is unknown) the defective corporate action was purported to have been taken.

12.1.3   "Defective corporate action" means (i) any corporate action purportedly taken that is, and at the time such corporate action was purportedly taken would have been, within the power of the Corporation, but is void or voidable due to a failure of authorization, and (ii) an overissue.

12.1.4   "Failure of authorization" means the failure to authorize, approve or otherwise effect a corporate action in compliance with the provisions of the Act, the articles of incorporation or bylaws, a corporate resolution or any plan or agreement to which the Corporation is a party, if and to the extent such failure would render such corporate action void or voidable.

12.1.5   "Overissue" means the purported issuance of:

a.   shares of a class or series in excess of the number of shares of a class or series the Corporation has the power to issue under Article V at the time of such issuance; or

b.   shares of any class or series that is not then authorized for issuance by the articles of incorporation.

12.1.6   "Putative shares" means the shares of any class or series (including shares issued upon exercise of rights, options, warrants or other securities convertible into shares of the Corporation, or interests with respect to such shares) that were created or issued as a result of a defective corporate action, that (i) but for any failure of authorization would constitute valid shares, or (ii) cannot be determined by the board of directors to be valid shares.

12.1.7   "Valid shares" means the shares of any class or series that have been duly authorized and validly issued in accordance with the Act, including as a result of ratification or amendment under this Article XII.

12.1.8   "Validation effective time" with respect to any defective corporate action ratified under this Article XII means the later of:

a.   the time at which the ratification of the defective corporate action is approved by the shareholders, or if approval of shareholders is not required, the time at which the notice required becomes effective; and

b. the time at which any articles of validation filed become effective.

The amendment effective time shall not be affected by the filing or pendency of a judicial proceeding under section 12.8 or otherwise, unless otherwise ordered by the court.

12.2 Defective Corporate Action.

12.2.1 A defective corporate action shall not be void or voidable if ratified in accordance with section 12.3 or validated in accordance with section 12.8.

12.2.2 Ratification under section 12.3 or amendment under section 12.8 shall not be deemed to be the exclusive means of ratifying or validating any defective corporate action, and the absence or failure of ratification in accordance with this Article XII shall not, of itself, affect the validity or effectiveness of any corporate action properly ratified under common law or otherwise, nor shall it create a presumption that any such corporate action is or was a defective corporate action or void or voidable.

12.2.3 In the case of an overissue, putative shares shall be valid shares effective as of the date originally issued or purportedly issued upon:

a. the effectiveness under this Article XII and under Article XI of an amendment to the articles of incorporation authorizing, designating or creating such shares; or

b. the effectiveness of any other corporate action under this Article XII ratifying the authorization, designation or creation of such shares.

12.3 Ratification of Defective Corporate Actions.

12.3.1 To ratify a defective corporate action under this section (other than the ratification of an election of the initial board of directors under subsection (2)), the board of directors shall take action ratifying the action in accordance with section 12.4, stating:

a. the defective corporate action to be ratified and, if the defective corporate action involved the issuance of putative shares, the number and type of putative shares purportedly issued;

b. the date of the defective corporate action;

c. the nature of the failure of authorization with respect to the defective corporate action to be ratified; and

d. that the board of directors approves the ratification of the defective corporate action.

12.3.2 In the event that a defective corporate action to be ratified relates to the election of the board of directors of the Corporation under section 2.1, a majority of the persons who, at the time of the ratification, are exercising the powers of directors may take an action stating:

>   a.   the name of the person or persons who first took action in the name of the Corporation as the initial board of directors of the Corporation;

>   b.   the earlier of the date on which such persons first took such action or were purported to have been elected as the initial board of directors; and

>   c.   that the ratification of the election of such person or persons as the initial board of directors is approved.

12.3.3 If any provision of the Act, the articles of incorporation or bylaws, any corporate resolution or any plan or agreement to which the Corporation is a party in effect at the time action under section 12.3.1 is taken requires shareholder approval or would have required shareholder approval at the date of the occurrence of the defective corporate action, the ratification of the defective corporate action approved in the action taken by the directors under 12.3.1 shall be submitted to the shareholders for approval in accordance with section 12.4.

12.3.4 Unless otherwise provided in the action taken by the board of directors under 12.3.1, after the action by the board of directors has been taken and, if required, approved by the shareholders, the board of directors may abandon the ratification at any time before the amendment effective time without further action of the shareholders.

12.4   Action on Ratification.

12.4.1 The quorum and voting requirements applicable to a ratifying action by the board of directors under section 12.3.1 shall be the quorum and voting requirements applicable to the corporate action proposed to be ratified at the time such ratifying action is taken.

12.4.2 If the ratification of the defective corporate action requires approval by the shareholders under section 12.3.3, and if the approval is to be given at a meeting, the Corporation shall notify each holder of valid and putative shares, regardless of whether entitled to vote, as of the record date for notice of the meeting and as of the date of the occurrence of defective corporate action, provided that notice shall not be required to be given to holders of valid or putative shares whose identities or addresses for notice cannot be determined from the records of the Corporation. The notice must state that the purpose, or one of the purposes, of the meeting, is to consider ratification of a defective corporate action and must be accompanied by (i) either a copy of the action taken by the board of directors in accordance with section 12.3.1 or the information required by sections 12.3.1(a) through 1(d), and (ii) a statement that any claim that the ratification of such defective corporate action and any putative shares issued as a result of such defective corporate action should not be effective, or should be effective only on certain conditions, shall be brought within 120 days from the applicable amendment effective time.

12.4.3 Except as provided in subsection (d) with respect to the voting requirements to ratify the election of a director, the quorum and voting requirements applicable to the approval by the shareholders required by section 12.3(3) shall be the quorum and voting requirements applicable to the corporate action proposed to be ratified at the time of such shareholder approval.

12.4.4 The approval by shareholders to ratify the election of a director requires that the votes cast within the voting group favoring such ratification exceed the votes cast opposing such ratification of the election at a meeting at which a quorum is present.

12.4.5 Putative shares on the record date for determining the shareholders entitled to vote on any matter submitted to shareholders under section 12.3(3) (and without giving effect to any ratification of putative shares that becomes effective as a result of such vote) shall neither be entitled to vote nor counted for quorum purposes in any vote to approve the ratification of any defective corporate action.

12.4.6 If the approval under this section of putative shares would result in an overissue, in addition to the approval required by section 12.3, approval of an amendment to the articles of incorporation under Article XI to increase the number of shares of an authorized class or series or to authorize the creation of a class or series of shares so there would be no overissue shall also be required.

12.5 **Notice Requirements.**

12.5.1 Unless shareholder approval is required under section 12.3.3, prompt notice of an action taken under section 12.3 shall be given to each holder of valid and putative shares, regardless of whether entitled to vote, as of (i) the date of such action by the board of directors and (ii) the date of the defective corporate action ratified, provided that notice shall not be required to be given to holders of valid and putative shares whose identities or addresses for notice cannot be determined from the records of the Corporation.

12.5.2 The notice must contain (i) either a copy of the action taken by the board of directors in accordance with section 12.3(1) or (2) or the information required by sections 12.3.1(a) through 1(d) or sections 12.3.2(a) through 2(c), as applicable, and (ii) a statement that any claim that the ratification of the defective corporate action and any putative shares issued as a result of such defective corporate action should not be effective, or should be effective only on certain conditions, shall be brought within 120 days from the applicable validation effective time.

12.5.3 No notice under this section is required with respect to any action required to be submitted to shareholders for approval under section 12.3.3 if notice is given in accordance with section 12.4.2.

12.5.4 A notice required by this section may be given in any manner permitted by section 2.5 and, for any corporation subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, may be given by means of a filing or furnishing of such notice with the United States Securities and Exchange Commission.

12.6 **Effect of Ratification.** From and after the validation effective time, and without regard to the 120-day period during which a claim may be brought under section 12.8:

12.6.1 Each defective corporate action ratified in accordance with section 12.3 shall not be void or voidable as a result of the failure of authorization identified in the action taken under section 12.3.1 or 2 and shall be deemed a valid corporate action effective as of the date of the defective corporate action;

12.6.2 The issuance of each putative share or fraction of a putative share purportedly issued pursuant to a defective corporate action identified in the action taken under section 12.3 shall not be void or voidable, and each such putative share or fraction of a putative share shall be deemed to be an identical share or fraction of a valid share as of the time it was purportedly issued; and

12.6.3 Any corporate action taken subsequent to the defective corporate action ratified in accordance with this Article XII in reliance on such defective corporate action having been validly effected and any subsequent defective corporate action resulting directly or indirectly from such original defective corporate action shall be valid as of the time taken.

12.7 **Filings.**

12.7.1 If the defective corporate action ratified under this Article XII would have required under any other section of the Act a filing in accordance with the Act, then, regardless of whether a filing was previously made in respect of such defective corporate action and in lieu of a filing otherwise required by this Act, the Corporation shall file articles of validation in accordance with this section, and such articles of validation shall serve to amend or substitute for any other filing with respect to such defective corporate action required by this Act.

12.7.2 The articles of validation must set forth:

a.   the defective corporate action that is the subject of the articles of validation (including, in the case of any defective corporate action involving the issuance of putative shares, the number and type of putative shares issued and the date or dates upon which such putative shares were purported to have been issued);

b.   the date of the defective corporate action;

c.   the nature of the failure of authorization in respect of the defective corporate action;

d.   a statement that the defective corporate action was ratified in accordance with section 12.3, including the date on which the board of directors ratified such defective corporate action and the date, if any, on which the shareholders approved the ratification of such defective corporate action; and

e.   the information required by subsection (3).

12.7.3 The articles of validation must also contain the following information:

a.   if a filing was previously made in respect of the defective corporate action and no changes to such filing are required to give effect to the ratification of such defective corporate action in accordance with section 12.3, the articles of validation must set forth (i) the name, title and filing date of the filing previously made and any articles of correction to that filing and (ii) a statement that a copy of the filing previously made, together with any articles of correction to that filing, is attached as an exhibit to the articles of validation;

b.   if a filing was previously made in respect of the defective corporate action and such filing accordance with section 12.3, the articles of validation must set forth (i) the name, title and filing date of the filing previously made and any articles of correction to that filing and (ii) a statement that a filing containing all of the information required to be included under the applicable section or sections of the Act to give effect to such defective corporate action is attached as an exhibit to the articles of validation, and (iii) the date and time that such filing is deemed to have become effective; or

c. if a filing was not previously made in respect of the defective corporate action and the defective corporate action ratified under section 12.3 would have required a filing under any other section of the Act, the articles of validation must set forth (i) a statement that a filing containing all of the information required to be included under the applicable section or sections of the Act to give effect to such defective corporate action is attached as an exhibit to the articles of validation, and (ii) the date and time that such filing is deemed to have become effective.

d. if review of the filing finds that the document required by section 12.7.1 complies with the requirements of law and that all required fees have been paid, it shall issue a certificate of ratification of defective corporate action or the certificate required by the Act for the articles that were filed.

12.8   **Judicial Proceedings Regarding Validity of Corporate Actions**.

12.8.1 Upon application by the Corporation, any successor entity to the Corporation, a director of the Corporation, any shareholder, beneficial shareholder, or unrestricted voting trust beneficial owner of the Corporation, including any such shareholder, beneficial shareholder, or unrestricted voting trust beneficial owner as of the date of the defective corporate action ratified under section 12.3, or any other person claiming to be substantially and adversely affected by a ratification under section 12.3, the court may:

12.8.1.1.1   Determine the validity and effectiveness of any corporate action or defective corporate action;

12.8.1.1.2   Determine the validity and effectiveness of any ratification under section 12.3.1

12.8.1.1.3   Determine the validity of any putative shares

12.8.1.1.4   Modify or waiver any of the procedures specified in section 12.3.1 and section 12.3.2

12.8.2 In connection with an action under this Article, the court may make such findings or orders and take into account any factors or considerations regarding such matters as it deems proper under the circumstances.

12.8.3 Service of process of the application under section 12.8.1 on the Corporation may be made in any manner provided by the State or by rule of the court for service on the Corporation, and no other party need be joined in order for the court to adjudicate the matter. In an action filed by the Corporation, the court may require notice of the action be provided to the other persons specified by the court and permit such other persons to intervene in the action.

12.8.4 Notwithstanding any other provision of this action or otherwise under applicable law, any action asserting that the ratification of any defective corporate action and any putative shares issued as a result of such defective corporate action should not be effective, or should only be effective on certain conditions, shall be brought in a petition filed within 120 days of the validation effective time.

ARTICLE XIII
MISCELLANEOUS

13.1 **Articles of Incorporation.** In the event of any conflict between the provisions of the articles of incorporation and the bylaws, the provisions of the articles of incorporation shall govern.

13.2 **Severability.** If any provision of these bylaws shall be held to be invalid, illegal, unenforceable, or in conflict with the articles of incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these bylaws (including without limitation, all portions of any section of these bylaws containing any such provision held to be invalid, illegal, unenforceable, or in conflict with the articles of incorporation) that are not themselves invalid, illegal, unenforceable, or in conflict with the articles of incorporation shall remain in full force and effect.

13.3 **Fiscal Year.** The fiscal year of the Corporation shall be fixed by resolution of the board of directors consistent with the period authorized or required by the Internal Revenue Code.

CERTIFICATE OF DIRECTOR(S)

I, **James Beckmann**, hereby certify that I am the Director of Ask The Agent, Inc., a Florida corporation and that the foregoing Bylaws, comprising twenty-four (24) pages, including this page, have been adopted by the Board of Directors as the Bylaws and governing instrument of the Corporation as of the __26__ day of __April__ 2024.

       IN WITNESS WHEREOF, the undersigned have executed this Certificate on the __26__ day of __April__ 2024.

ASK THE AGENT, INC.

James Beckmann

James Beckmann, Director

EXHIBIT E: FORWARD BUSINESS PLAN

DATE
03.01.24

PRESENTER
James Beckmann

ASK THE **AGENT**

MODERNIZING THE REAL ESTATE AGENT OF THE FUTURE

WITH ASK THE AGENT, INC.



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